SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 15, 2006

Press Release dated March 1, 2006

Eni’s Preliminary Results at December 31, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: March 1, 2006

PRESS RELEASE

Eni takes cognizance of the administrative sanction that today the Antitrust Authority has inflicted to the company after the preliminary inquiry on the conducts dating year 2003 and related to the non-completed development of the Tunisian gas pipeline.

Eni reminds of having recently submitted to the Authority, during the process, some pro-competition measures consisting of the TTPC and TAG gas pipeline development to be undertaken in the shortest technical time and that is already being processed.

The Authority has acknowledged the effectiveness of the commitments proposed, nevertheless, it has decided to sanction the delay in the works for the development of the TTPC pipeline.

Eni will consider the reasons of the measure decided by the Authority even for a possible appeal.

Rome, 15 February 2006

Società per Azioni Rome, Piazzale Enrico Mattei, 1 Capital stock euro 4,005,358,876 fully paid Registro Imprese di Roma, c. f. 00484960588 Tel. +39-0659821 Fax +39-0659822141 www.eni.it

Eni: Preliminary Group Results
          Full Year and Fourth Quarter 2005
                                                       (unaudited)

•	Oil and gas production up 7% to 1.7 million boe/d
•	Adjusted net profit up 39% to euro 9.3 billion (reported net profit up 24% to euro 8.8 billion)
•	Full year dividend proposal: euro 1.10 per share, up 22% (includes interim dividend of euro 0.45 per share already paid)
•	Total shareholder return: 35.3%
Adjusted net profit for the fourth quarter up 10% to euro 2.4 billion

San Donato Milanese, 1 March 2006 - Eni, the international oil and gas company, today announces its preliminary group results for the full year and the fourth quarter 2005.

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

			Key operating data
1,704	1,806	6.0	Oil and natural gas production (thousand boe/day)	1.624	1.737	7.0
25	28	12.0	Natural gas sales (1) (billion cubic metres)	89	96	8.0
3.14	3.11	(0.9)	Retail sales of refined products in Europe (Agip brand) (million tonnes)	12.35	12.42	0.5
4.21	6.07	44.2	Sold production of electricity (terawatthour)	13.85	22.77	64.4

			Summary group results (2) (euro million)
3,551	4,399	23.9	Operating profit	5,738	8,041	40.1
3,820	4,934	29.2	Adjusted operating profit (3)	12,582	17,561	39.6
2,109	2,105	(0.2)	Net profit	7,059	8,788	24.5
2,182	2,396	9.8	Adjusted net profi (3)	6,645	9,251	39.2

__________________

(1)	Including upstream equity production sold in Europe.
(2)	Eni’s consolidated accounts for 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) currently applied. Results for the year 2004 have been restated accordingly. Eni has produced an explanatory note setting out its accounting policies under IFRS, the major differences between Italian GAAP and IFRS for Eni, and reconciliations of Italian GAAP to IFRS for its 2004 income statement and its balance sheets at 2003 and 2004 year-end. See Eni First Quarter and First Half reports available at www.eni.it, publications section.
(3)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measures and a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

Highlights of the year:
Operational

•	Oil and natural gas production increased 7% to 1.7 mboe/d. Growth was driven by continuing ramp-up of production, primarily in Libya and Angola. Excluding the impact of entitlement effects in certain Production Sharing Agreements (PSAs) and buy-back contracts[4] growth for the year was 9%
•	Net proved reserves of oil and natural gas were 6.84 billion boe at year-end, down 381 mboe from 2004 due to an estimated 478 mboe adverse impact related to lower entitlements in certain PSAs and buy-back contracts due to higher oil prices (58.20 at year-end 2005 as compared to 40.47 dollar per barrel at year-end 2004). Excluding the price impact, the reserve replacement ratio was 115% (40% taking account of the price impact)
•	Natural gas sales volumes were up 8% to 96 bcm reflecting higher sales on both the Italian and European natural gas markets. Growth in the Italian natural gas market was driven primarily by increased consumption of natural gas in the thermoelectric segment

Financial

•	Revenues: up 28% to euro 74 billion
•	68% of operating income earned outside Italy as compared to 56% in 2004
•	Net borrowings: euro 10.5 billion, unchanged
•	Cash returned to shareholders: euro 6.1 billion (euro 5.1 billion as dividend payment and euro 1 billion through the share buy back program)

Highlights of the fourth quarter:

•	Higher Brent crude oil price (up 29%) and the depreciation of the euro versus the dollar (down 8%) created a favourable trading environment. These positives were partly offset by declining refining margins (down 12%) and lower selling margins on natural gas and petrochemical products
•	Oil and natural gas production was up 6% to 1.8 mboe/d. Milestones for the quarter were the ramp-up of production in the offshore section of the Western Libyan Gas Project and Kizomba B project off the coast of Angola. Production for the quarter was hit by adverse entitlement effects in certain PSAs and buy-back contracts
•	Natural gas sales volumes up 12% to 28 bcm reflecting the sharp increase in Italian natural gas consumption

Net profit for the quarter and the year was impacted by a fiscally non-deductible charge from a euro 290 million fine imposed by the Italian regulator regarding Algerian pipeline capacity. Eni intends to appeal the decision of the Italian regulator before the Administrative Court.

Dividend
The Board of Directors resolved to submit to the Annual Shareholders’ Meeting the proposal of distributing a cash dividend of euro 1.10 per share5 for 2005, up 22% as compared to 2004 (euro 0.90 per share). Included in this annual payment is euro 0.45 per share which has already been distributed as interim dividend. The balance of euro 0.65 per share is payable on 22 June 2006 to shareholders on the register on 19 June 2006.

__________________

(4)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (Profit oil). A similar scheme applies to buy-back contracts.
(5)	Dividends do not entitle to a tax credit and, depending on the receiver, are subject to a withdrawal tax on distribution or are partially cumulated to the receiver’s taxable income.

Outlook 2006
Eni will present in detail its strategy, target and outlook for its 2006-2009 plan at 15.30 CET today. The outook for the group in 2006 remains positive, with the key business trends for the year as follows:

-	production of liquids and natural gas is forecast to continue growing. Increases will be achieved outside Italy mainly in Libya, Angola, Egypt, Nigeria and Norway; in particular natural gas production is expected to increase strongly in Libya due to the build up of supplies to Italy through the Greenstream pipeline, in Egypt and Nigeria, due to the build up of supplies to the Bonny (Eni’s interest 10.4%) liquefaction plant. Oil production is expected to increase in Angola and Norway due to full production of fields started-up in the second half of 2005;
-	sales volumes of natural gas are expected to increase outside Italy, in particular in Turkey, Spain, France and Germany;
-	sold production of electricity is expected to increase due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites offset in part by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
-	refining throughputs on Eni’s account are expected to decline slightly from 2005 (38.76 million tonnes in 2005), due mainly to planned maintenance at the Sannazzaro, Taranto and Livorno refineries. Eni’s refineries are expected to run at full capacity;
-	retail sales of refined products on the Agip branded network in Italy are expected to remain stable: the impact of the expected decline in domestic consumption will be offset by a higher network performance. In the rest of Europe the upward trend of sales is expected to continue despite stagnation in the overall market; in particular higher sales are expected in Spain, France, Germany and Hungary also due to construction/acquisition of service stations.

In 2006, capital expenditure is expected to increase from 2005 (euro 7.4 billion in 2005); main increases are expected in exploration projects, the development of oil and natural gas reserves, upgrading of natural gas transport and import infrastructure and upgrading of refineries.

Paolo Scaroni, Chief Executive Officer, commented:
“It has been a record year for Eni and I am very pleased to report a total shareholder return for the year of 35%. This has been driven by a favourable trading environment and a level of production growth which at 7% is among the very highest of our peers. Eni has a strong platform to continue to deliver industry leading growth and superior returns to our shareholders.”

* * *

Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
Jadran Trevisan
Antonio Pinto - Marco Porro

e-mailbox: investor.relations@eni.it

Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (Milan) - Italy
Tel.: +39 - 02520.51651 - fax: +39 - 02520.31929

Eni Press Office:
Gianni Di Giovanni
Domenico Negrini
Tel.: +39 - 02520.31287
gianni.digiovanni@eni.it
domenico.negrini@eni.it

* * *

This press release and Eni’s Report on Preliminary Group Results for the year and the fourth quarter 2005 (unaudited) are also available on the Eni web site: “www.eni.it”.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. In 2004, Eni reported net profits under IFRS of euro 7,059 million. Eni is present in 70 countries and is Italy’s largest company by market capitalisation.

2005 Preliminary Results

Eni’s Board of Directors examined Preliminary Group Results for the year and the fourth quarter 2005.
Net profit for 2005 was a record euro 8,788 million, up euro 1,729 million from the year 2004, or 24.5%, reflecting higher operating profit (up euro 4,431 million), offset in part by higher income taxes (euro 2,606 million).

Net profit for the year includes an inventory holding gain of euro 1,210 million (euro 759 million net of the fiscal effect) and special charges of euro 1,941 million (euro 1,222 million net of the fiscal effect). Excluding these items, adjusted net profit for the year was up 39.2% to euro 9,251 million. Gross special charges related primarily to environmental provisions (euro 835 million), asset impairment (euro 363 million), a euro 290 million charge pertaining to a fine imposed by the Italian regulator, a euro 201 million charge pertaining to risks on certain legal proceedings and contractual obligations, and a euro 178 million charge pertaining to an extra insurance premium due for 2005, reflecting the exceptionally high accident rate of the 2004-2005 period, and the expected rise in insurance premiums due for the next five-year period assuming a normal rate of accidents. These charges were partially offset by the gain recorded on the sale of Italiana Petroli (euro 139 million).

Replacement cost operating profit for the year was euro 15,620 million, an increase of euro 3,669 million from 2004, or 30.7%, reflecting primarily the increases reported in the following divisions:

-	Exploration & Production (up euro 4,389 million, or 53.6%) primarily reflecting higher realisations in dollars (oil up 41.3%, natural gas up 15.6%) combined with increased production volumes sold (up 38.3 mboe, or 6.7%), offset in part by higher operating costs and amortisation charges and the fact that gains on the divestment of assets for euro 320 million were recorded in 2004;
-	Refining & Marketing (up euro 106 million, or 15.4%) primarily reflecting stronger realised refining margins (margins on Brent were up 1.40 dollar/barrel, or 33%) and marketing results in Italy offset in part by higher environmental provisions (euro 195 million).

These increases were partly offset by:

-	lower replacement cost operating profit in the Gas & Power segment (down euro 222 million, or 6.5%) due primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 225 million estimated adverse impact of a decision by the Italian Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers. A decrease in natural gas and electricity sales margins also adversely impacted the Gas & Power replacement cost operating profit. On the positive side, sales volumes of natural gas were up 6.13 bcm or 8% and production sold of electricity was up 8.92 terawatthours, or 64.4%;
-	higher operating losses recorded by the Other activities division (euro 507 million) due primarily to higher environmental and other provisions (euro 439 million).

Revenues for 2005 were euro 73,758 million, a 28.2% increase from 2004, primarily reflecting higher realisations and volumes sold in all of Eni’s main operating segments.

Net borrowings at 31 December 2005 were euro 10,461 million, unchanged from 31 December 2004. Cash inflows from operating activities and proceeds from divestments (euro 563 million) were offset by: (i) financial requirements for capital expenditure and investments (euro 7,560 million); (ii) the payment of dividends for 2004 fiscal year, the payment of an interim dividend for 2005 by Eni SpA and of an extraordinary dividend by Snam Rete Gas (euro 6,287 million, of which euro 5,070 million by Eni SpA); (iii) the repurchase of its own shares (euro 1,034 million). The depreciation of the euro versus the dollar from 31 December 2004 (USD 1.180 versus 1.362, down 13.4%) determined an increase in net borrowings of approximately euro 1,200 million in the translation of financial statements denominated in currencies other than the euro.

Compared with 30 September 2005, net borrowings increased by euro 4,107 million primarily due to cash outflows for capital expenditure and investments (euro 2,545 million), the payment of an interim dividend by Eni SpA (euro 1,686 million) the payment of an extraordinary dividend by Snam Rete Gas (euro 976 million), and the buy-back of shares (euro 789 million). Cash inflows from operating activities were impacted by the payment of Italian income taxes in November.

At 31 December 2005, Eni’s leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.27, compared with 0.29 at 31 December 2004.

From 1 January to 31 December 2005 a total of 47.06 million Eni shares were purchased by the company for a total cost of euro 1,034 million (on average euro 21.966 per share). From the beginning of the share buy-back plan (1 September 2000) Eni has purchased 281.88 million own shares, equal to 7.04% of its share capital, for a total cost of euro 4,272 million (on average euro 15.155 per share).

Capital expenditure amounted to euro 7,414 million (euro 7,499 million in the year 2004) and primarily related to:

-	the development of oil and gas reserves (euro 3,994 million) in particular in Kazakhstan, Libya, Angola, Italy and Egypt, exploration projects (euro 656 million) and the purchase of proved and unproved property (euro 259 million);
-	upgrading of Eni’s natural gas transport and distribution networks in Italy (euro 825 million);
-	the continuation of the construction of combined cycle power plants (euro 239 million);
-	actions for improving flexibility and yields of refineries, including the construction of the tar gasification plant at the Sannazzaro refinery, and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 656 million).

Oil and natural gas production for the year 2005 increased 113 kboe/d to 1.737 mboe/d, or 7%. Excluding the price effect on PSAs and buy-back contracts, this increase was 9%. Production growth was driven by continuing ramp-up of new production mainly in Libya, Angola, Iran, Algeria, Egypt and Kazakhstan. These increases were partially offset by: (i) adverse entitlement impacts (down 32 kboe/d) in PSAs and buy-back contracts related to higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the North Sea; (iii) the effect of the divestment of assets in 2004 (down 16 kboe/d) and of hurricanes in the Gulf of Mexico (down 10 kboe/d). The share of production outside Italy was 85% (83.3% in 2004).

Eni’s net proved reserves of hydrocarbons at 31 December 2005 were 6,837 mboe (oil: 3,773 mbbl; natural gas: 3,064 mboe), down 381 mboe from 2004 due to an estimated 478 mboe adverse entitlement impact in certain PSA and buy-back contracts following the escalation in crude oil prices (58.205 at 2005 year-end as compared to 40.47 dollar per barrel of crude Brent at 2004 year-end). Excluding the price impact, the reserve replacement ratio was 115% (40% taking account of the price impact). The average reserve life index is 10.8 years (12.1 at 31 December 2004).

Post closing events

On 24 February 2006, Saipem agreed to purchase the entire share capital of Snamprogetti owned by Eni SpA. The closing of the transaction is expected on 31 March 2006. The transaction will create a leader with worldwide clout in oilfield services both onshore and offshore with 30,000 personnel, of which 6,500 engineers. The integration of the companies will boost their role in the development of Eni’s oil & gas core business.

Preliminary results of Eni SpA for 2005

Eni’s Board of Directors also examined Eni SpA’s preliminary results for 2005 which showed net profit amounting to euro 5,288 million (euro 4,684 million in 2004). The euro 604 million increase was related essentially to higher income on investment partly offset by the effects of the cancellation of tax interference in statutory financial statements, in accordance with Legislative Decree No. 6 of January 27, 2003 (so called Vietti reform) and a euro 412 million higher extraordinary charge pertaining to a fine imposed by the Italian regulator and higher environmental and other provisions.

Fourth Quarter 2005
Eni’s fourth quarter net profit was euro 2,105 million, unchanged from the fourth quarter of 2004. Higher charges for income taxes, up euro 894 million, were almost completely offset by a euro 848 million increase in operating profit.

The increase in operating profit was driven by higher realisations in dollars on oil and natural gas (oil up 35.3%; natural gas up 10.1%) combined with growth in sales volumes (up 8.5 mboe) in the upstream, and growth in sales volumes of natural gas (up 3.17 bcm). The depreciation of the euro over the dollar (8.3%) also boosted operating profit. Negative factors were a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 111 million estimated adverse impact of a decision by the Italian Authority for Gas and Electricity affecting natural gas prices to residential customers and wholesalers and higher environmental provisions (euro 277 million).

Higher charges for income taxes were driven by two significant factors besides an increase in profit before income taxes (euro 857 million). Firstly, profit for the quarter was adversely impacted by a euro 290 million fiscally non-deductible charge pertaining to a fine imposed by the Italian regulator. The second factor was the higher share of profit before income taxes earned by subsidiaries in the Exploration & Production division operating in Countries where the statutory tax rate is higher than the average tax rate for the Group.

Eni’s results for the fourth quarter were underpinned by a stronger trading environment with the Brent crude oil price up 29.3% and the euro down 8.3% over the dollar. These positives were partly offset by declining refining margins (down 12.2%) and lower selling margins on natural gas and petrochemicals products.

Net profit for the quarter includes an inventory holding gain of euro 209 million (euro 131 million net of the fiscal effect) and special charges of euro 744 million (euro 422 million net of the fiscal effect). Excluding these items, adjusted net profit for the quarter was up 9.8% to euro 2,396 million. Gross special charges related primarily to environmental provisions (euro 314 million), a euro 290 million charge pertaining to a fine imposed by the Italian regulator, and higher insurance charges (euro 59 million).

Replacement cost operating profit for the quarter was euro 4,190 million, a rise of euro 680 million from the fourth quarter of 2004, or 19.4%, reflecting primarily the increase reported in the Exploration & Production segment (up euro 1,306 million, or 58%) deriving mainly from higher realisations in dollars (oil up 35.3%; natural gas up 10.1%) combined with growth in sales volumes (up 8.5 million boe, or 5.6%). The depreciation of the euro over the dollar (8.3%) and lower asset impairment (down euro 157 million) also boosted the Exploration & Production replacement cost operating profit. Negative factors were higher operating costs and amortisation charges.
The increase in the Exploration & Production division was partially offset by:

-	lower replacement cost operating profit in the Gas & Power segment (down euro 273 million, or 31%) due primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 111 million estimated adverse impact of a decision by the Italian Authority for Gas and Electricity affecting natural gas prices to residential customers and wholesalers. A decrease in natural gas and electricity sales margins also adversely impacted the Gas & Power replacement cost operating profit. On the positive side, sales volumes of natural gas were up 3.17 bcm and production sold of electricity was up 1.86 terawatthour;
-	higher operating losses recorded by the Other Activities segment (down euro 204 million) due primarily to higher environmental provisions (euro 134 million);
-	lower replacement cost operating profit in the Refining & Marketing segment (down euro 163 million, or 51.7%) due primarily to higher environmental provisions (euro 133 million) and declining refining margins (down 0.70 dollars/barrel, or 12.2%).

Oil and natural gas production for the quarter increased 6% from the fourth quarter of 2004 to 1,806 mboe/d reflecting primarily the ramp-up of production in the offshore section of Western Libyan Gas Project (Eni’s interest 50%) and Kizomba B development project off the coast of Angola. These increases were partially offset by the impact of the hurricanes on production in the Gulf of Mexico (down 29 kboe/d) adverse entitlement effects (down 26 kboe/d) and field declines in mature areas, mainly in natural gas production in Italy. Excluding the impact of adverse entitlement effects, oil and natural gas production increased 7.5%.

Trading environment indicators

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

44.00	56.90	29.3	Average price of Brent dated crude oil (1)	38.22	54.38	42.3
1.296	1.189	(8.3)	Average EUR/USD exchange rate (2)	1.244	1.244
33.95	47.86	41.0	Average price in euro of Brent dated crude oil	30.72	43.71	42.3
5.75	5.05	(12.2)	Average European refining margin (3)	4.35	5.78	32.9
4.44	4.25	(4.3)	Average European refining margin in euro	3.50	4.65	32.9
2.2	2.3	4.5	Euribor - three-month rate (%)	2.1	2.2	4.8
2.3	4.3	87.0	Libor - three-month dollar rate (%)	1.6	3.5	118.8

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary group results

Summarised consolidated profit and loss account

(million euro)

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

16,190	21,536	33.0	Net sales from operations	57,545	73,758	28.2
360	318	(11.7)	Other income and revenues	1,377	798	(42.0)
(11,618)	(15,711)	(35.2)	Operating expenses	(41,592)	(51,945)	(24.9)
(1,381)	(1,744)	(26.3)	Depreciation, amortisation and writedowns	(4,931)	(5,781)	(17.2)
3,551	4,399	23.9	Operating profit	12,399	16,830	35.7
(59)	(98)	(66.1)	Net financial expense	(156)	(366)	(134.6)
95	143	50.5	Net income from investments	820	911	11.1
3,587	4,444	23.9	Profit before income taxes	13,063	17,375	33.0
(1,343)	(2,237)	(66.6)	Income taxes	(5,522)	(8,128)	(47.2)
2,244	2,207	(1.6)	Profit before minority interest	7,541	9,247	22.6
(135)	(102)	(24.4)	Minority interest	(482)	(459)	4.8
2,109	2,105	(0.2)	Net profit	7,059	8,788	24.5

2,109	2,105	(0.2)	Net profit	7,059	8,788	24.5
(26)	(131)	..	Exclusion of inventory holding (gains) losses	(281)	(759)	..
2,083	1,974	(5.2)	Replacement cost net profit (1)	6,778	8,029	18.5
99	422	..	Exclusion of special items	(133)	1,222	..
2,182	2,396	9.8	Adjusted net profit (1)	6,645	9,251	39.2

(1)	For an explanation of adjusted profit and replacement cost profit see page 11.

Segmental analysis of operating profit

(million euro)

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

2,253	3,559	58.0	Exploration & Production	8,185	12,574	53.6
878	641	(27.0)	Gas & Power	3,428	3,321	(3.1)
337	329	(2.4)	Refining & Marketing	1,080	1,857	71.9
164	37	(77.4)	Petrochemicals	320	202	(36.9)
42	138	228.6	Oilfield Services Construction and Engineering	203	310	52.7
(84)	(288)	(242.9)	Other activities	(395)	(902)	(128.4)
(73)	(48)	34.2	Corporate and financial companies	(363)	(391)	(7.7)
34	31		Unrealized profit in inventory	(59)	(141
3,551	4,399	23.9	Operating profit	12,399	16,830	35.7

3,551	4,399	23.9	Operating profit	12,399	16,830	35.7
(41)	(209)		Exclusion of inventory holding (gains) losses	(448)	(1,210)
3,510	4,190	19.4	Replacement cost operating profit	11,951	15,620	30.7
310	744		Exclusion of special items	631	1,941
3,820	4,934	29.2	Adjusted operating profit	12,582	17,561	39.6

Summarized consolidated balance sheet

	31 Dec. 2004	30 Sep. 2005	31 Dec. 2005	Change vs. 31 Dec. 2004	Change vs. 30 Sep. 2005
(million euro)

Net capital employed	45,983	46,416	49,691	3,708	3,275
Shareholders’ equity including minority interests	35,540	40,062	39,230	3,690	(832)
Net borrowings	10,443	6,354	10,461	18	4,107
Total liabilities and shareholders’ equity	45,983	46,416	49,691	3,708	3,275

Debt and bonds	12,684	9,908	12,975	291	3,067
short-term	5,077	2,648	5,502	425	2,854
long-term	7,607	7,260	7,473	(13)	213
Cash	(2,241)	(3,554)	(2,514)	(273)	1,040
Net borrowings	10,443	6,354	10,461	18	4,107

Reconciliation of reported operating profit by division and net profit to adjusted operating and net profit

Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.

Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Certain infrequent or unusual incomes or charges are recognised as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.

For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

(million euro)

Fourth quarter 2005	Year 2005
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit

					Operating profit
3,559		3,559	18	3,577	E&P	12,574		12,574	309	12,883
641	(32)	609	281	890	G&P	3,321	(127)	3,194	337	3,531
329	(177)	152	227	379	R&M	1,857	(1,064)	793	421	1,214
37		37	37	74	Petrochemicals	202	(19)	183	78	261
138		138	6	144	Oilfield Services Construction and Engineering	310		310	6	316
(288)		(288)	210	(78)	Other activities	(902)		(902)	646	(256)
(48)		(48)	(35)	(83)	Corporate and financial companies	(391)		(391)	144	(247)
31		31		31	Unrealized profit in inventory	(141)		(141)		(141)
4,399	(209)	4,190	744	4,934		16,830	(1,210)	15,620	1,941	17,561
2,105	(131)	1,974	422	2,396	Net profit	8,788	(759)	8,029	1,222	9,251

(million euro)

Fourth quarter 2004	Year 2004
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit

					Operating profit
2,253		2,253	113	2,366	E&P	8,185		8,185	17	8,202
878	4	882	26	908	G&P	3,428	(12)	3,416	32	3,448
337	(22)	315	63	378	R&M	1,080	(39)	687	236	923
164	(23)	141	(5)	136	Petrochemicals	320	(4)	277	(14)	263
42		42	11	53	Oilfield Services and Engineering	203		203	12	215
(84)		(84)	35	(49)	Other activities	(395)		(395)	172	(223)
(73)		(73)	67	(6)	Corporate and financial companies	(363)		(363)	176	(187)
34		34		34	Unrealized profit in inventory	(59)		(59)		(59)
3,551	(41)	3,510	310	3,820		12,399	(448)	11,951	631	12,582
2,109	(26)	2,083	99	2,182	Net profit	7,059	(281)	6,778	(133)	6,645

Analysis of special items

(million euro)

Fourth quarter	Year
2004	2005	2004	2005

37	314	Environmental provisions	303	835
161	69	Provision to the risk reserve	234	379
154	27	Mineral and other asset impairments	336	363
	290	Antitrust fine	5	290
34	44	Provision for redundancy incentives	65	79
(29)		Net gains on E&P portfolio rationalisation	(320)
(47)		Other	8	(5)
310	744	Special items of operating profit	631	1,941
7	(4)	Expense (income) from investments	(390)	(137)
		- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
		- Gain on the sale of Agip do Brasil SA	(94)
	(4)	- Gain on the sale of IP		(139)
	(1)	Other		27
317	739	Non-recurring items before taxes	241	1,831
(218)	(317)	Taxes on special items	(374)	(609)
99	422	Total special items	(133)	1,222

Adjusted operating profit and net profit

(million euro)

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

2,366	3,577	51.2	E&P	8,202	12,883	57.1
908	890	(2.0)	G&P	3,448	3,531	2.4
378	379	0.3	R&M	923	1,214	31.5
136	74	(45.6)	Petrochemicals	263	261	(0.8)
53	144	171.7	Oilfield Services Construction and Engineering	215	316	47.0
(49)	(78)	(59.2)	Other activities	(223)	(256)	(14.8)
(6)	(83)	..	Corporate and financial companies	(187)	(247)	(32.1)
34	31		Unrealized profit in inventory	(59)	(141)
3,820	4,934	29.2	Adjusted operating profit	12,582	17,561	39.6
2,182	2,396	9.8	Adjusted net profit	6,645	9,251	39.2

Information on bonds

Bonds maturing in the 18-month period starting on 31 December 2005

(million euro)
Issuing company	Amount at 31 December 2005 (1)

Eni Coordination Center SA	181
Eni USA Inc	254
435

(1)	Amounts in euro at 31 December 2005 include instalments with interest accrued.

Bonds issued in the 2005 (guaranteed by Eni SpA)

Issuing company	Nominal amount (million)	Currency	Amount at 31 Dec. 2005 (million euro) (1)	Maturity	Rate	%

Eni Coordination Center SA	100	USD	86	2015	fixed	4.800
Eni Coordination Center SA	75	USD	62	2015	fixed	4.450
Eni Coordination Center SA	3,000	JPY	22	2021	fixed	1.955
Eni Coordination Center SA	5,000	JPY	36	2013	fixed	1.150
Eni Coordination Center SA	100	EUR	102	2017	fixed	3.750
Eni Coordination Center SA	100	EUR	100	2010	fixed	2.876
Eni Coordination Center SA	50	CHF	33	2010	fixed	2.043
			441

(1)	Amounts in euro at 31 December 2005 include instalments with interest accrued.

Profit and loss account and balance sheets of Eni SpA

Summarised consolidated profit and loss account

(million euro)
2004	2005	Change	% Ch.

Net sales from operations	34,017	44,812	10,795	31.7
Other income and revenues	376	285	(91)	(24.2)
Operating expenses	(30,262)	(41,033)	(10,771)	35.6
Depreciation, amortisation and writedowns	(907)	(809)	98	(10.8)
Operating profit	3,224	3,255	31	1.0
Net financial expense	(56)	(23)	33	(58.9)
Net income from investments	1,394	3,461	2,067	148.3
Profit before extraordinary items and income taxes	4,562	6,693	2,131	46.7
Net extraordinary expense	(55)	(467)	(412)	749.1
Cancellation of tax interference	1,076		(1,076)	..
Profit before income taxes	5,583	6,226	643	11.5
Income taxes	(899)	(938)	(39)	4.3
Net profit	4,684	5,288	604	12.9

Summarised consolidated balance sheet

(million euro)	31 Dec. 2004	31 Dec. 2005	Change

Fixed assets	25,848	25,995	147
Working capital, net	1,536	549	(987)
Reserve for employee termination indemnities	(202)	(222)	(20)
Net capital employed	27,182	26,322	(860)
Shareholders’ equity	26,204	25,440	(764)
Net borrowings	978	882	(96)
Total liabilities and shareholders’ equity	27,182	26,322	(860)

There follows a review of financial and operating performance of Eni’s main business divisions.

Fourth quarter operating results by division

Exploration & Production

(million euro)

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

4,436	6,405	44.4	Revenues	15,346	22,477	46.5
2,253	3,559	58.0	Operating profit	8,185	12,574	53.6
113	18		Exclusion special items	17	309
2,366	3,577	51.2	Adjusted operating profit	8,202	12,883	57.1

1,234	1,516	22.9	Capital expenditure	4,853	4,964	2.3

Operating profit for the fourth quarter of 2005 was up euro 1,306 million to euro 3,559 million, or 58%, reflecting primarily higher realisations in dollars (oil up 35.3%; natural gas up 10.1%) combined with a growth in sales volumes (up 8.5 million boe, or 5.6%). The depreciation of the euro over the dollar (approximately euro 280 million mainly currency translation effects) and lower asset impairment (euro 157 million) also boosted the Exploration & Production replacement cost operating profit. Negative factors were higher operating costs and amortisation charges also pertaining to higher exploratory costs (euro 71 million) that Eni fully amortised when incurred. Amortisation charges were also affected by price impacts in certain PSAs and buy-back contracts.

Included in the results for the quarter was a special charge of euro 18 million primarily resulting from insurance charges, partly offset by asset write ups. In the fourth quarter 2004 a special charge of euro 113 million was recorded as a result of asset impairments.

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

1,704	1,806	6.0	Daily production of oil and natural gas (1) (thousand boe)	1,624	1,737	7.0
272	254	(6.6)	Italy	271	261	(3.7)
411	522	27.0	North Africa	380	480	26.3
339	372	9.7	West Africa	316	343	8.5
306	291	(4.9)	North Sea	308	283	(8.1)
376	367	(2.4)	Rest of world	349	370	6.0
152.6	161.0	5.5	Oil and natural gas production sold (1) (million boe)	577.9	614.9	6.4

(1)	Includes Eni’s share of production of joint ventures accounted for under the equity method.

Oil and natural gas production for the quarter increased 6% from the fourth quarter of 2004 to 1,806 mboe/d reflecting primarily the ramp-up of production in the offshore section of the Western Libyan Gas Project (Eni’s interest 50%) and Kizomba B development project off the coast of Angola (Eni’s interest 20%). These increases were partially offset by the impact of the hurricanes on production in the Gulf of Mexico (down 29 kboe/d), adverse entitlement effects (down 26 kboe/d) and field declines in mature areas, mainly in natural gas production in Italy. Excluding the impact of adverse entitlement effects, oil and natural gas production increased 7.5%.

Net Proved Oil and Natural Gas Reserves at 31 December 2005

Eni’s net proved reserves of oil and natural gas at 31 December 2005 were 6,837 mboe (oil: 3,773 mbbl; natural gas: 3,064 mboe), down 381 mboe from 2004 due to an estimated 478 mboe adverse entitlement impact in certain PSAs and buy-back contracts following the escalation in crude oil prices (58.205 at 2005 year-end as compared to 40.47 dollar per barrel of crude Brent at 2004 year-end). Excluding the price impact, the reserve replacement ratio was 115% (40% taking account of the price impact). The average reserve life index is 10.8 years (12.1 at 31 December 2004).

The change in proved reserves during the year was as follows:

(million boe)
Net proved reserves at 31 December 2004		7,218
Revisions, extensions and discoveries and improved recovery	625
Production for the year	(634)	(9)
		7,209
Purchase of proved property		106
Price impact in PSAs and buy-back contracts		(478)
Net proved reserves at 31 December 2005		6,837

Additions to proved reserves booked in 2005 were 625 mboe, before the price impact (478 mboe). After the price impact, additions were 147 mboe and derived from: (i) extensions and discoveries (156 mboe), in particular in Nigeria, Norway, Kazakhstan and Algeria; (ii) improved recovery (89 mboe), in particular in Algeria, Angola and Kazakhstan. These increases were partially offset by downward revisions for 98 mboe, in particular in Kazakhstan, Angola and Libya. Upward revisions were effected in Algeria, Norway and Congo. Eni also purchased 106 million boe of proved reserves in Kazakhstan, Australia, Italy and Angola.

At 31 December 2005 proved developed reserves amounted to 4,306 mboe, or 63% of total proved reserves (60% as of 31 December 2004).

Gas & Power

(million euro)

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

5,201	7,419	42.6	Revenues	17,302	22,969	32.8
878	641	(27.0)	Operating profit	3,428	3,321	(3.1)
4	(32)	..	Exclusion of inventory holding (gains) losses	(12)	(127)	..
882	609	(31.0)	Replacement cost operating profit	3,416	3,194	(6.5)
26	281		Exclusion special items	32	337	..
908	890	(2.0)	Adjusted operating profit	3,448	3,531	2.4

352	411	16.8	Capital expenditure	1,451	1,152	(20.6)

Replacement cost operating profit in the fourth quarter of 2005 was euro 609 million, down euro 273 million, or 31%, due primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 111 million estimated adverse impact of a decision by the Italian Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers. A decrease in natural gas sales margins and lower transport tariffs in Italy following a revision of the tariff regime by the Italian Authority for Electricity and Gas also adversely impacted the Gas & Power replacement cost operating profit. On the positive side, sales volumes of natural gas were up 3.17 bcm or 14.9% and production sold of electricity was up 1.86 terawatthour, or 44.2%; volumes distributed in Italy were also higher.

Included in the results for the quarter was a special charge of euro 281 million related primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator. Special charges for the fourth quarter 2004 related primarily to contingency provisions.

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

			Sales of natural gas (billion cubic metres)
13.66	15.67	14.7	Italy	50.08	52.47	4.8
3.75	0.39	8.8	Rest of Europe	21.54	23.44	8.8
0.25	0.22	(12.0)	Outside Europe	1.17	1.17
1.05	1.47	40.0	Own consumption	3.70	5.54	49.7
2.15	2.59	20.5	Sales of natural gas of Eni’s affiliates (net to Eni)	7.32	8.53	16.5
23.38	26.99	15.4	Total sales of natural gas	83.81	91.15	8.8
			Transport of natural gas
21.02	22.05	4.9	in Italy (billion cubic metres)	80.41	85.10	5.8
13.55	14.75	8.9	Eni	52.15	54.88	5.2
7.47	7.30	(2.3)	Third parties	28.26	30.22	6.9
4.21	6.07	44.2	Electricity production sold (terawatthour)	13.85	22.77	64.4

Natural gas sales for the fourth quarter of 2005 increased 3.61 billion cubic metres (bcm) to 26.99 bcm from the fourth quarter of 2004, or 15.4%, primarily reflecting higher sales in Italy (up 2.01 bcm) and in the rest of Europe (up 1.28 bcm) and higher own consumption of natural gas for power generation (up 0.42 bcm).

Sales in Italy were up 14.7% from the fourth quarter of 2004 reflecting higher sales in all segments due also to weather conditions: sales volumes to wholesalers were up 0.71 bcm, to the power generation industry up 0.52 bcm, to residential customers up 0.39 bcm and to the industrial sector up 0.37 bcm. Increases in sales volumes to the industrial and wholesalers sectors do not take into account that volumes of 0.56 bcm were supplied to operators in these sectors in accordance with certain decisions of the Italian Antitrust Authority (known as the "Gas Release").

Sales volumes in the rest of Europe were up mainly in Turkey and France.

Electricity production sold increased by 44.2% due to the continuing ramp-up of new production capacity.

Refining & Marketing

(million euro)

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

7,050	9,555	35.5	Revenues	26,089	33,732	29.3
337	329	(2.4)	Operating profit	1,080	1,857	71.9
(22)	(177)		Exclusion of inventory holding (gains) losses	(393)	(1,064)
315	152	(51.7)	Replacement cost operating profit	687	793	15.4
63	227		Exclusion special items	236	421
378	379	0.3	Adjusted operating profit	923	1,214	31.5

253	317	25.3	Capital expenditure	693	656	(5.3)

Replacement cost operating profit for the fourth quarter of 2005 totalled euro 152 million, a decrease of euro 163 million from the fourth quarter of 2004, or 51.7%, due primarily to higher environmental provisions and insurance charges (euro 164 million). Excluding these negatives, operating profit remained unchanged. In refining activities, declining realised refining margins (Brent margin was down 0.70 dollars/barrel, or 12%) were partially offset by higher throughputs and the favourable impact of the depreciation of the euro over the dollar. In marketing activities, positive factors were higher operating profit on the Italian network and sales margins on oxygenates, partially offset by lower sales margins in the wholesale market and higher royalties for highway concessions.

Included in the result for the quarter was a special charge of euro 227 million related to environmental provisions and insurance charges. Special charges for the fourth quarter of 2004 were euro 63 million and related to environmental provisions and asset impairments.

Refining throughputs on its own account for the quarter in Italy and outside Italy were up 0.42 million tonnes to 10.22 million tonnes from the fourth quarter of 2004, or 4.3%, reflecting higher processing both at wholly-owned refineries and at third party refineries.

Fourth quarter	Year
2004	2005	% Ch.	2004	2005	% Ch.

13.43	13.66	1.7	Sales (million tonnes)	53.54	51.63	(3.6)
2.77	2.20	(20.6)	Retail sales Italy	10.93	10.05	(8.1)
0.88	0.91	3.4	Retail sales rest of Europe	3.47	3.67	5.8
			Retail sales Brazil	0.57		..
2.91	2.83	(2.7)	Wholesale sales Italy	10.70	10.48	(2.1)
1.16	1.20	3.4	Wholesale sales outside Italy	5.30	4.50	(15.1)
5.71	6.52	14.2	Other sales	22.57	22.93	1.6

Sales volumes of refined products for the quarter were up 230 ktonnes to 13.66 million tonnes from the fourth quarter of 2004, or 1.7%, reflecting increased sales volumes on retail and wholesale markets in the rest of Europe (up 70 ktonnes) and sales to traders and other oil companies outside Italy (up 390 ktonnes). Sales volumes on the wholesale market and on the Agip branded network in Italy were down 140 ktonnes. The 500 ktonnes reduction due to the divestment of the entire share capital of IP which occurred early in September 2005 was partially offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company (up 483 ktonnes).

Sales volumes of refined products on the Agip branded network in Italy were down 60 ktonnes to 2.2 mtonnes, due primarily to lower domestic consumption, the effect of which was partly offset by a better performance of the network.

Sales volumes of refined products on retail markets in the rest of Europe increased 31 ktonnes, or 3.4%, reflecting principally the build-up in the number of service stations in Germany and Spain.

Eni preliminary results
for
2005

February 28, 2006

Summary financial data	(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

16,190	21,536	5,346	33.0	Net sales from operations	57,545	73,758	16,213	28.2
3,551	4,399	848	23.9	Operating profit	12,399	16,830	4,431	35.7
3,510	4,190	680	19.4	Replacement cost operating profit (1)	11,951	15,620	3,669	30.7
3,820	4,934	1,114	29.2	Adjusted operating profit (1)	12,582	17,561	4,979	39.6
2,109	2,105	(4)	(0.2)	Net profit	7,059	8,788	1,729	24.5
2,083	1,974	(109)	(5.2)	Replacement cost net profit (1)	6,778	8,029	1,251	18.5
2,182	2,396	214	9.8	Adjusted net profit (1)	6,645	9,251	2,606	39.2
1,995	2,464	469	23.5	Capital expenditure	7,499	7,414	(85)	(1.1)

(1)	For a definition of replacement cost profit and adjusted profit see note to the profit and loss account in the financial review below.

Key market indicators
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

44.00	56.90	12.90	29.3	Average price of Brent dated crude oil (1)	38.22	54.38	16.16	42.3
1.296	1.189	(0.107)	(8.3)	Average EUR/USD exchange rate (2)	1.244	1.244
33.95	47.86	13.91	41.0	Average price in euro of Brent dated crude oil	30.72	43.71	12.99	42.3
5.75	5.05	(0.70)	(12.2)	Average European refining margin (3)	4.35	5.78	1.43	32.9
4.44	4.25	(0.19)	(4.3)	Average European refining margin in euro	3.50	4.65	1.15	32.9
2.2	2.3	0.10	4.5	Euribor - three-month rate (%)	2.1	2.2	0.10	4.8
2.3	4.3	2.00	87.0	Libor - three-month dollar rate (%)	1.6	3.5	1.90	118,8

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

ENI PRELIMINARY RESULTS FOR 2005

Summary operating data
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

				Daily production:
1,090	1,132	42	3.9	oil (thousand barrels)	1,034	1,111	77	7.4
614	674	60	9.8	natural gas (1) (thousand boe)	590	626	36	6.1
1,704	1,806	102	6.0	hydrocarbons (1) (thousand boe)	1,624	1,737	113	7.0
				Proved reserves:
				oil (million barrels)	4,008	3,773	(235)	(5.9)
				natural gas (million boe)	3,210	3,064	(146)	(4.5)
				hydrocarbons (million boe)	7,218	6,837	(381)	(5.3)
20.18	22.93	2.75	13.6	Sales of natural gas to third parties (billion cubic meters)	72.79	77.08	4.29	5.9
1.05	1.47	0.42	40.0	Own consumption of natural gas (billion cubic meters)	3.70	5.54	1.84	49.7
21.23	24.40	3.17	14.9		76.49	82.62	6.13	8.0
2.15	2.59	0.44	20.5	Sales of natural gasof Eni’s affiliates (net to Eni) (billion cubic meters)	7.32	8.53	1.21	16.5
23.38	26.99	3.61	15.4	Total sales and own consumption of natural gas (billion cubic meters)	83.81	91.15	7.34	8.8
7.47	7.30	(0.17)	(2.3)	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	28.26	30.22	1.96	6.9
4.21	6.07	1.86	44.2	Electricity production sold (terawatthour)	13.85	22.77	8.92	64.4
13.43	13.66	0.23	1.7	Sales of refined products (million tonnes)	53.54	51.63	(1.91)	(3.6)
1,242	1,289	47	3.8	Sales of petrochemicals products (thousand tonnes)	5,187	5,376	189	3.6

(1)	Includes own consumption of natural gas (44,000 and 38,000 boe/day in 2005 and 2004; 49,000 and 45,000 boe/day in the fourth quarter of 2005 and 2004, respectively).

ENI PRELIMINARY RESULTS FOR 2005

Basis of presentation

Eni’s preliminary results for 2005, unaudited, have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

Financial information relating to profit and loss account data are presented as of December 31, 2005 and the fourth quarter of 2005 and as of December 31, 2004 and the fourth quarter of 2004. Financial information relating to balance sheet data are presented at December 31, 2005 and December 31, 2004. Tables are comparable with those of 2004 financial statements and the first half report.

Accounts for 2004 and the fourth quarter of 2004 have been restated for comparability with the exception of IAS no. 32 and IAS no. 39, pertaining to the account of derivative contracts, which have been applied starting on January 1, 2005.

Inclusion of Saipem in consolidation

Saipem SpA, in which Eni held a 43.26% share of voting stock as of December 31, 2005, was excluded from consolidation in the quarterly reports of 2005 and in comparable accounts from January 1, 2004 due to a restrictive interpretation of the provisions of IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries", according to which full consolidation is admissible only if the parent company holds the majority of voting rights exercisable in ordinary shareholders’ meetings, or failing this, when there exists an agreement among shareholders or other situations that give to the parent company the autonomous and uncontrollable power to appoint the majority of the Board of Directors. Under this interpretation Saipem SpA, despite being controlled by Eni in accordance with article 2359, paragraph 2 of the Italian Civil Code, in 2005 quarterly reports was accounted for under the equity method.

In October 2005, IASB Update published a statement indicating that the concept of control as defined by IAS 27 included the situation as described by article 2359, paragraph 2 of the Italian Civil Code, despite the fact that the lack of precise indications allows also for a different interpretation of this standard. IASB declared its intention to provide more detailed indications on the exercise of control in its new version of IAS 27.

In consideration of the intention expressed by IASB, Eni included Saipem SpA and its subsidiaries in consolidation under IFRS starting January 1, 2004. This determined also the recovery of the Oilfield Services Construction and Engineering segment which includes Saipem and Snamprogetti. Data for 2004 used for comparisons and financial information as of September 30, 2005 have been reclassified accordingly.

ENI PRELIMINARY RESULTS FOR 2005

financial review

Profit and loss account

(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

16,190	21,536	5,346	33.0	Net sales from operations	57,545	73,758	16,213	28.2
360	318	(42)	(11.7)	Other income and revenues	1,377	798	(579)	(42.0)
(11,618)	(15,711)	(4,093)	(35.2)	Operating expenses	(41,592)	(51,945)	(10,353)	(24.9)
(1,381)	(1,744)	(363)	(26.3)	Depreciation, amortization and writedowns	(4,931)	(5,781)	(850)	(17.2)
3,551	4,399	848	23.9	Operating profit	12,399	16,830	4,431	35.7
(59)	(98)	(39)	(66.1)	Net financial expense	(156)	(366)	(210)	(134.6)
95	143	48	50.5	Net income from investments	820	911	91	11.1
3,587	4,444	857	23.9	Profit before income taxes	13,063	17,375	4,312	33.0
(1,343)	(2,237)	(894)	(66.6)	Income taxes	(5,522)	(8,128)	(2,606)	(47.2)
2,244	2,207	(37)	(1.6)	Profit before minority interest	7,541	9,247	1,706	22.6
(135)	(102)	33	(24.4)	Minority interest	(482)	(459)	23	4.8
2,109	2,105	(4)	(0.2)	Net profit	7,059	8,788	1,729	24.5

2,109	2,105	(4)	(0.2)	Net profit	7,059	8,788	1,729	24.5
(26)	(131)	(105)	..	Exclusion of inventory holding (gains) losses	(281)	(759)	(478)	..
2,083	1,974	(109)	(5.2)	Replacement cost net profit	6,778	8,029	1,251	18.5
99	422	323	..	Exclusion of special items	(133)	1,222	1,355	..
2,182	2,396	214	9.8	Adjusted net profit	6,645	9,251	2,606	39.2

2005

Eni’s preliminary consolidated financial statements at December 31, 2004 showed a net profit of euro 8,788 million, a new record for Eni. The euro 1,729 million increase from 2004, (up 24.5%) reflected primarily a euro 4,431 million increase in operating profit (up 35.7%) – of which euro 762 million are a higher inventory holding gain – recorded in particular in the Exploration & Production segment, deriving from an increase in realizations in dollars (Brent up 42.3%) and higher sales volumes of oil and gas (up 38.3 million boe, or 6.7%) whose effects were offset in part by higher environmental provisions (euro 532 million), a provision to the risk reserve concerning the fine imposed on February 15, 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for Electricity and Gas from January 1, 2005 affecting natural gas prices to residential customers and wholesalers (euro 515 million) and the recording of net gains on the sale of assets in 2004 by the Exploration & Production segment (euro 320 million).

The increase in operating profit was offset in part by higher income taxes (euro 2,606 million).

Adjusted net profit, that does not include an inventory holding gain of euro 759 million after taxes, and a euro 1,222 million special charge after taxes, increased by euro 2,606 million or 39.2% to euro 9,251 million.

ENI PRELIMINARY RESULTS FOR 2005

Operating profit
(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

2,253	3,559	1,306	58.0	Exploration & Production	8,185	12,574	4,389	53.6
878	641	(237)	(27.0)	Gas & Power	3,428	3,321	(107)	(3.1)
337	329	(8)	(2.4)	Refining & Marketing	1,080	1,857	777	71.9
164	37	(127)	(77.4)	Petrochemicals	320	202	(118)	(36.9)
42	138	96	228.6	Oilfield Services Construction and Engineering	203	310	107	52.7
(84)	(288)	(204)	(242.9)	Other activities	(395)	(902)	(507)	(128.4)
(73)	(48)	25	34.2	Corporate and financial companies	(363)	(391)	(28)	(7.7)
34	31			Unrealized profit in inventory (1)	(59)	(141)	(82)
3,551	4,399	848	23.9	Operating profit	12,399	16,830	4,431	35.7
(41)	(209)	(168)		Exclusion of inventory holding (gains) losses	(448)	(1,210)	(762)
3,510	4,190	680	19.4	Replacement cost operating profit	11,951	15,620	3,669	30.7
310	744	434		Exclusion of special items	631	1,941	1,310
3,820	4,934	1,114	29.2	Adjusted operating profit	12,582	17,561	4,979	39.6

(1)	Unrealized profit in inventory concerned intersegment sales of goods and services.

Replacement cost operating profit for year 2005 was euro 15,620 million, an increase of euro 3,669 million from 2004, or 30.7%, reflecting primarily the increases reported in the following segments:

•	Exploration & Production (up euro 4,389 million, or 53.6%) primarily reflecting higher realizations in dollars (oil up 41.3%, natural gas up 15.6%) combined with increased production volumes sold (up 38.3 million boe, or 6.7%), offset in part by higher operating costs and amortization charges and the fact that net gains on the divestment of assets for euro 320 million were recorded in 2004;
•	Refining & Marketing (up euro 106 million, or 15.4%) primarily reflecting stronger realized refining margins (margins on Brent were up 1.40 dollar/barrel, or 33%) and realized marketing margins on the Italian network, offset in part by higher environmental provisions

These increases were partly offset by:

•	lower replacement cost operating profit in the Gas & Power segment (down euro 222 million, or 6.5%) due primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 225 million estimated adverse impact of a decision by the Italian Authority for Gas and Electricity affecting natural gas prices to residential customers and wholesalers. A decrease in natural gas and electricity sales margins also adversely impacted the Gas & Power replacement cost operating profit. On the positive side, sales volumes of natural gas were up 6.13 billion cubic meters or 8% and production sold of electricity was up 8.92 terawatthour, or 64.4%;
•	higher operating losses recorded by the Other activities segment (down euro 507 million, or 128.4%) due primarily to higher environmental and other provisions (euro 439 million).

ENI PRELIMINARY RESULTS FOR 2005

Fourth quarter

Eni’s fourth quarter net profit was euro 2,105 million, substantially unchanged, from the fourth quarter 2004, primarily due to higher charges for income taxes, up euro 894 million and a euro 848 million increase in operating profit.

The increase in operating profit was driven by higher realizations in dollars on oil and natural gas (oil up 29.3%; natural gas up 10.1%) combined with growth in sales volumes (up 8.5 million boe) in the upstream, and growth in sales volumes of natural gas (up 3.17 billion cubic meters). The depreciation of the euro over the dollar also boosted operating profit. Negative factors were a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 111 million estimated adverse impact of a decision by the Italian Authority for Gas and Electricity affecting natural gas prices to residential customers and wholesalers and higher environmental provisions (euro 277 million).

Higher charges for income taxes were driven by two significant factors besides an increase in profit before income taxes (euro 857 million). Firstly, profit for the quarter was adversely impacted by a euro 290 million fiscally non-deductible charge pertaining to a fine imposed by the Italian regulator. The second factor was the higher share of profit before income taxes earned by subsidiaries in the Exploration & Production segment operating in Countries where the statutory tax rate is higher than the average tax rate for the Group.

Adjusted net profit, that does not include an inventory holding gain of euro 131 million after taxes, and a euro 422 million special charge after taxes, increased by euro 214 million or 9.8% to euro 2,396 million.

Replacement cost operating profit for the quarter was euro 4,190 million, a rise of euro 680 million from the fourth quarter of 2004, or 19.4%, reflecting primarily the increase reported in the Exploration & Production segment (up euro 1,306 million, or 58%) deriving mainly from higher realizations in dollars (oil up 35.3%; natural gas up 10.1%) combined with growth in sales volumes (up 8.5 million boe, or 5.6%). The appreciation of the dollar over the euro (8.3%) and lower asset impairment (down euro 157 million) also boosted the Exploration & Production replacement cost operating profit. Negative factors were higher operating costs and amortization charges.

The increase in the Exploration segment was partially offset by:

•	lower replacement cost operating profit in the Gas & Power segment (down euro 273 million, or 31%) due primarily to a euro 290 million charge pertaining to a fine imposed by the Italian regulator and the euro 111 million estimated adverse impact of a decision by the Italian Authority for Gas and Electricity affecting natural gas prices to residential customers and wholesalers. A decrease in natural gas and electricity sales margins also adversely impacted the Gas & Power replacement cost operating profit. On the positive side, sales volumes of natural gas were up 3.17 billion cubic meters or 15.4% and production sold of electricity was up 1.86 terawatthour, or 44.2%;
•	higher operating losses recorded by the Other activities segment (euro 204 million, or 244%) due primarily to higher environmental provisions (euro 134 million);
•	lower replacement cost operating profit in the Refining & Marketing segment (down euro 163 million, or 51.7%) due primarily to higher environmental provisions (euro 133 million) and declining realized refining margins.

ENI PRELIMINARY RESULTS FOR 2005

Analysis of profit and loss account items

Net sales from operations
(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

4,436	6,405	1,969	44.4	Exploration & Production	15,346	22,477	7,131	46.5
5,201	7,419	2,218	42.6	Gas & Power	17,302	22,969	5,667	32.8
7,050	9,555	2,505	35.5	Refining & Marketing	26,089	33,732	7,643	29.3
1,476	1,656	180	12.2	Petrochemicals	5,331	6,255	924	17.3
1,577	1,837	260	16.5	Oilfield Services Construction and Engineering	5,696	5,763	67	1.2
385	420	35	9.1	Other activities	1,279	1,358	79	6.2
249	317	68	27.3	Corporate and financial companies	851	977	126	14.8
(4,184)	(6,073)	(1,889)	(45.1)	Consolidation adjustment	(14,349)	(19,773)	(5,424)	(37.8)
16,190	21,536	5,346	33.0	Net sales from operations	57,545	73,758	16,213	28.2

2005

Eni’s net sales from operations (revenues) for 2005 were euro 73,758 million, up euro 16,213 million from 2004, or 28.2%, reflecting primarily higher product prices and volumes sold in all of Eni’s main operating segments.

Revenues generated by the Exploration & Production segment were euro 22,477 million, up euro 7,131 million, or 46.5%, reflecting primarily higher prices realized in dollars (oil up 41.3%, natural gas up 15.6%) and higher oil and gas production sold (38.3 million boe), partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment were euro 22,969 million, up euro 5,667 million, or 32.8%, reflecting primarily increased natural gas prices and increased volumes sold of natural gas (4.29 billion cubic meters, or 5.9%) and higher electricity production sold (8.92 terawatthour, up 64.4%).

Revenues generated by the Refining & Marketing segment were euro 33,732 million, up euro 7,643 million, or 29.3%, reflecting primarily higher international prices for oil and refined products, offset in part by: (i) lower volumes sold on Italian retail and wholesale markets (down 1.1 million tonnes), also related to the divestment of IP, offset in part by higher sales to the divested company related to a five year supply contract; (ii) the effect of the sale of LPG and refined product distribution activities in Brazil in August 2004; (iii) lower trading activities (1.3 million tonnes).

Revenues generated by the Petrochemical segment were euro 6,255 million, up euro 924 million, or 17.3%, reflecting primarily the 12% increase in average selling prices and the 3.6% increase in volumes sold.

Other income and revenues

Other income and revenues for 2005 (euro 798 million) declined by euro 579 million, down 42%, principally due to lower gains on asset divestment in relation to the fact that in 2004 gains on the sale of mineral assets were recorded by the Exploration & Production segment for euro 373 million, the fact that starting in 2005 derivative contracts on commodities were accounted for under IFRS no. 32 and 39 and the fact that in 2004 part of an environmental tax paid to the Sicilia Region was reimbursed for euro 11 million.

ENI PRELIMINARY RESULTS FOR 2005

Operating expenses
(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

10,761	14,858	4,097	38.1	Purchases, services and other	38,347	48,587	10,240	26.7
857	853	(4)	(0.5)	Payroll and related costs	3,245	3,358	113	3.5
11,618	15,711	4,093	35.2		41,592	51,945	10,353	24.9

Operating expenses for 2005 (euro 51,945 million) were up euro 10,353 million from 2004, or 24.9%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher environmental provisions (euro 532 million in 2005;), recorded in particular in the Other activities and the Refining & Marketing segment; (iii) a provision to the risk reserve concerning the fine imposed on February 15, 2006 by the Antitrust Authority and the estimated impact of the application of Decision No. 248/2004 of the Authority for electricity and gas starting on January 1, 2005 (euro 515 million); (iv) a euro 87 million increase in insurance charges deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the participation of Eni to Oil Insurance Ltd. These higher charges took account of the exceptionally high rate of accidents occurred in 2004-2005 two-year period; (v) higher charges pertaining to risks on certain legal proceedings and contractual obligations (euro 58 million). These increases were partially offset by the sale of activities in Brazil.

Labor costs (euro 3,358 million) were up euro 113 million, or 3,5%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average number of employees in Italy and the effect of the sale of refined product distribution activities in Brazil.

Depreciation, amortization and writedowns
(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

831	1,326	495	59.6	Exploration & Production	3,047	3,945	898	29.5
176	169	(7)	(4.0)	Gas & Power	637	684	47	7.4
118	121	3	2.5	Refining & Marketing	465	461	(4)	(0.9)
28	30	2	7.1	Petrochemicals	114	118	4	3.5
38	44	6	15.8	Oilfield Services Construction and Engineering	184	176	(8)	(4.3)
10	7	(3)	(30.0)	Other activities	45	31	(14)	(31.1)
29	41	12	41.4	Corporate and financial companies	106	98	(8)	(7.5)
	(4)	(4)		Unrealized profit in stock		(4)	(4)
1,230	1,734	504	41.0	Total amortization and depreciation	4,598	5,509	911	19.8
151	10	(141)	(93.4)	Writedowns	333	272	(61)	(18.3)
1,381	1,744	363	26.3		4,931	5,781	850	17.2

In 2005 depreciation and amortization charges (euro 5,509 million) were up euro 911 million, or 19.8%, from 2004 mainly in the Exploration & Production segment (euro 898 million) reflecting primarily: (i) increased expenditure aimed at maintaining production levels in mature fields and higher development expenditure;

ENI PRELIMINARY RESULTS FOR 2005

(ii) the effects of revised estimates of asset retirement obligations for certain fields; (iii) the impact of oil prices on amortizations in PSAs and buy-back contracts; (iv) higher production; (v) higher exploration costs. In the Gas & Power segment amortization charges increased by euro 47 million due to the coming on stream of the Greenstream gasline and new power generation capacity.

Writedowns (euro 272 million) concerned essentially the Exploration & Production segment (euro 156 million), the Other activities (euro 76 million) and the Petrochemical segment (euro 19 million).

Net financial expense

2005 net financial expense (euro 366 million) was up euro 210 million from 2004, or 135%, due to higher charges related to the recording at fair value of derivative financial instruments and to higher interest rates on dollar loans (Libor up 2 percentage points), whose effects were offset in part by a decrease in average net borrowings and the fact that in 2004 a euro 62 million provision to the risk reserve was recorded with reference to the sale to British Telecom of a receivable from Albacom.

Net income from investments

Net income from investments in 2005 were euro 911 million and concerned primarily: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 702 million), in particular affiliates in the Gas & Power (euro 358 million) and Refining & Marketing (euro 194 million) segments; (ii) gains on disposal (euro 179 million) relating in particular to the sale of 100% of IP (euro 139 million) and a 2.33% stake in Nuovo Pignone Holding SpA (euro 24 million); (iii) dividends received by affiliates accounted for at cost (euro 31 million).

The euro 91 million increase in net income from investments was due essentially to improved results of operations of affiliates in the Gas & Power segment, in particular Galp Energia SGPS SA (Eni’s interest 33.34%), Unión Fenosa Gas SA (Eni’s interest 50%) and Blue Stream Pipeline Co BV (Eni’s interest 50%) as well as the fact that in 2004 a euro 41 million depreciation was recorded relating to Eni’s 35% interest in Albacom. These increases were offset in part by lower gains on disposal (euro 257 million) related to the fact that in 2004 the gains on the sale of 9.054% of the share capital of Snam Rete Gas, of 100% of Agip do Brasil and other minor assets were recorded for a total of euro 437 million, as compared to the euro 179 million gain recorded in 2005.

Income taxes

Income taxes were euro 8,128 million, up euro 2,606 million from 2004, or 47.2% and reflected primarily higher income before taxes (euro 4,312 million). The 4.5 percentage points increase in statutory tax rate (from 42.3 to 46.8%) related mainly to: (i) higher non deductible provisions for contingencies and higher non deductible depreciation; (ii) lower gains from disposals not subject to corporate tax; (iii) a higher share of taxable income generated outside Italy by subsidiaries of the Exploration & Production segment subject to higher tax rates.

Minority interests

Minority interests were euro 459 million and concerned primarily Snam Rete Gas SpA (euro 321 million) and Saipem (euro 115 million).

ENI PRELIMINARY RESULTS FOR 2005

Consolidated balance sheet

	31 Dec. 2004	30 Sep. 2005	31 Dec. 2005	Change vs. 31 Dec. 2004	Change vs. 30 Sep. 2005
(million euro)
Net capital employed	45,983	46,416	49,691	3,708	3,275
Shareholders’ equity including minority interests	35,540	40,062	39,230	3,690	(832)
Net borrowings	10,443	6,354	10,461	18	4,107
Total liabilities and shareholders’ equity	45,983	46,416	49,691	3,708	3,275

Debt and bonds	12,684	9,908	12,975	291	3,067
short-term	5,077	2,648	5,502	425	2,854
long-term	7,607	7,260	7,473	(13)	213
Cash	(2,241)	(3,554)	(2,514)	(273)	1,040
Net borrowings	10,443	6,354	10,461	18	4,107

Net borrowings at December 31, 2005 were euro 10,461 million, substantially unchanged from December 31, 2004, mainly due to the balancing of cash flows generated by operating activities and proceeds from divestments (euro 563 million) and financial requirements: (i) for capital expenditure and investments (euro 7,560 million); (ii) the payment of Eni’s dividends for 2004 fiscal year, Eni’s interim dividends for 2005 and Snam Rete Gas extraordinary dividend (euro 6,287 million, of which euro 5,070 million by Eni SpA and 1,171 by Snam Rete Gas) and Eni’s buy-back program (euro 1,034 million). The depreciation of the euro over other currencies, in particular the US dollar (down 13.4% from December 31, 2004) determined with respect to 2004 year-end an increase in net borrowings of about euro 1,200 million as a result of the conversion of financial statements of subsidiaries denominated in currencies other than the euro at December 31, 2005.

Compared with September 30, 2005, net borrowings increased by euro 4,107 million due primarily to: (i) cash outflows for capital expenditure and investments (euro 2,545 million); (ii) the payment of an interim dividend by Eni SpA (euro 1,686 million) and of an extraordinary dividend by Snam Rete Gas (euro 976 million) and the repurchase of own shares (euro 789 million). Cash inflows from operating activities were hit by the payment of Italian income taxes in November.

Debts and bonds amounted to euro 12,975 million, of which euro 5,502 million were short-term (including the portion of long-term debt due within twelve months for euro 693 million) and euro 7,473 million were long-term.

Net equity at December 31, 2005 (euro 39,230 million) was up euro 3,690 million from December 31, 2004, due primarily to net profit before minority interest (euro 9,243 million) and currency translation effects (about euro 1,200 million), offset in part by the payment of Eni’s 2004 dividends and 2005 interim dividends and Snam Rete Gas extraordinary dividend (euro 6,287 million) and the purchase of own shares (euro 1,034 million).

At December 31, 2005, leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.27 as compared to 0.29 at December 31, 2004.

From January 1 to December 31, 2005 a total of 47.06 million own shares were purchased for a total expense of euro 1,034 million (on average euro 21.966 per share). From the beginning of the share buy-back plan (September 1, 2000) Eni purchased 281.88 million own shares, equal to 7.04% of its share capital, for a total expense of euro 4,272 million (on average euro 15.155 per share).

ENI PRELIMINARY RESULTS FOR 2005

Capital expenditure

(million euro)
Fourth quarter	Year
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,234	1,516	282	22.9	Exploration & Production	4,853	4,964	111	2.3
352	411	59	16.8	Gas & Power	1,451	1,152	(299)	(20.6)
253	317	64	25.3	Refining & Marketing	693	656	(37	(5.3)
73	33	(40)	(54.8)	Petrochemicals	148	112	(36)	(24.3)
57	114	57	100.0	Oilfield Services Construction and Engineering	186	349	163	87.6
15	31	16	106.7	Other activities	49	69	20	40.8
11	42	31	281.8	Corporate and financial companies	119	112	(7)	(5.9)
1,995	2,464	469	23.5	Capital expenditure	7,499	7,414	(85)	(1.1)

Capital expenditure amounted to euro 7,414 million, of which 91% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Capital expenditure in the Exploration & Production segment amounted to euro 4,964 million and concerned essentially development (euro 3,952 million) directed mainly outside Italy (euro 3,583 million), in particular Kazakhstan, Libya, Angola and Egypt. Development expenditure in Italy (euro 411 million) concerned in particular the continuation of work for well drilling, plant and infrastructure in Val d’Agri and sidetrack and infilling work in mature areas. Exploration expenditure amounted to euro 656 million, of which about 96% was directed outside Italy. Exploration concerned in particular the following countries: Norway, Egypt, Brazil, Gulf of Mexico, Brazil and Indonesia; in Italy essentially the onshore of Sicily and Central Italy. Expenditure for the purchase of proved and unproved property amounted to euro 301 million and concerned: (i) a further 1.85% stake in the Kashagan project with an outlay of dollar 200 million. Eni’s share in the project went from 16.67% to 18.52%; (ii) 104 exploration blocks and two fields in the pre-development phase in Northern Alaska; (iii) a 40% stake in the OML 120 and OML 121 concessions under development in the Nigerian offshore.

Capital expenditure in the Gas & Power segment totaled euro 1,152 million and related essentially to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 643 million); (ii) the continuation of the construction of combined cycle power plants (euro 239 million) in particular at Brindisi and Ferrara; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 182 million); (iv) development of Eni’s transport network outside Italy (euro 48 million).

Capital expenditure in the Refining & Marketing segment amounted to euro 656 million and concerned: (i) refining and logistics in Italy and flexibility improvement actions, in particular the construction of the tar gasification plant at the Sannazzaro refinery (euro 349 million); (ii) the upgrade of the refined product distribution network in Italy (euro 154 million); (iii) the upgrade of the fuel distribution network and the purchase of service stations in the rest of Europe (euro 71 million).

Capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 349 million, up 87.6% from the fourth quarter of 2004 and concerned mainly oilfield services and construction (euro 346 million) in particular for: (i) maintenance and upgrade of existing equipment; (ii) vessels and logistical support means for specific projects, in particular Kashagan; (iii) upgrade of operating equipment in Kazakhstan and West Africa; (iv) the purchase and conversion of the Margaux tanker into an FPSO unit required for operations on the Golfinho 2 field in Brazil.

ENI PRELIMINARY RESULTS FOR 2005

Business trends

The following are the forecasts for Eni’s key production and sales metrics in 2006:

•	production of liquids and natural gas is forecasted to grow from 2005 (1.74 million boe/day). Increases will be achieved outside Italy mainly in Libya, Angola, Egypt, Nigeria and Norway; in particular natural gas production is expected to increase strongly in Libya due to the build up of supplies to Italy through the Greenstream pipeline and in Egypt and Nigeria, due to the build up of supplies to the Bonny (Eni’s interest 10.4%) liquefaction plant. Oil production is expected to increase in Nigeria and Norway due to full production of fields started-up in the second half of 2005;
•	sales volumes of natural gas are expected to increase from 2005 (91.15 billion cubic meters1). Sales volumes are expected to increase in markets outside Italy in particular in Turkey, Spain, France and Germany;
•	sold production of electricity is expected to increase from 2005 (22.77 terawatthour) due to the continuing ramp-up of new production capacity at the Brindisi and Mantova sites, offset in part by lower production at the Ravenna and Ferrera Erbognone plants due to planned maintenance;
•	refining throughputs on Eni’s account are expected to decline slightly from 2005 (38.76 million tonnes), due mainly to planned maintenance at the Sannazzaro, Taranto and Livorno refineries. Eni’s refineries are expected to run at full capacity;
•	sales volumes of refined products on the Agip branded network in Italy are expected to remain stable (8.76 million tonnes in 2005): the impact of the expected decline in domestic consumption will be offset by a higher network performance. In the rest of Europe the upward trend of sales is expected to continue despite stagnation in the overall market; in particular higher sales are expected in Spain, France, Germany and Hungary also due to construction/acquisition of service stations.

In 2006, capital expenditure is expected to increase from 2005 (euro 7.4 billion in 2005); main increases are expected in exploration projects and the development of oil and natural gas reserves, upgrading of natural gas transport and import infrastructure, upgrading of refineries.

__________________

(1)	Include own consumption and Eni’s share of sales of affiliates.

ENI PRELIMINARY RESULTS FOR 2005

Exploration & Production

(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

2,253	3,559	1,306	58.0	Operating profit	8,185	12,574	4,389	53.6
113	18	(95)		Exclusion of special items	17	309	292
2,366	3,577	1,211	51.2	Adjusted operating profit	8,202	12,883	4,681	57.1

2005

Operating profit for 2005 was euro 12,574 million, up euro 4,389 million from 2004, or 53.6%, reflecting primarily: (i) higher oil and gas realizations in dollars (oil up 41.3%, natural gas up 15.6%); (ii) higher volumes sold (up 38.3 million boe, or 6.7%); (iii) lower asset impairment (euro 40 million). These positive factors were offset in part by: (i) higher operating costs and amortization related to higher development expenditure, higher share of expenditure aimed at maintaining production levels in mature fields and the impact of revisions of estimates of asset retirement obligations for certain fields; (ii) net gains on divestments recorded in 2004 (euro 320 million); (iii) the impact of the increase in oil prices on calculation of amortization charges in Production Sharing Agreements (PSA) and buy-back contracts2; (iv) higher exploration costs (euro 50 million) and higher insurance costs.

Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,704	1,806	102	6.0	Daily production of oil and natural gas (1) (thousand boe)	1,624	1,737	113	7.0
272	254	(18)	(6.6)	Italy	271	261	(10)	(3.7)
411	522	111	27.0	North Africa	380	480	100	26.3
339	372	33	9.7	West Africa	316	343	27	8.5
306	291	(15)	(4.9)	North Sea	308	283	(25)	(8.1)
376	367	(9)	(2.4)	Rest of world	349	370	21	6.0
152.6	161.0	8.4	5.5	Oil and gas production sold (1) (million boe)	577.9	614.9	37.0	6.4

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method.

In 2005 oil and natural gas production was 1,737,000 boe/day, up 113,000 boe from 2004, or 7%. This increase was 8.9% without taking into account the price effect on PSAs and buy-back contracts. Production increases were registered in particular in Libya, Angola, Iran, Algeria, Egypt and Kazakhstan. These increases were partly offset by: (i) lower production entitlements (down 32,000 boe/day) in PSAs and buy-back contracts related to higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the United Kingdom; (iii) the effect of the divestment of assets in 2004 (down 16,000 boe/day) and of hurricanes in the Gulf of Mexico (down 10,000 boe/day). The share of production outside Italy was 85% (83.3% in 2004).

Daily production of oil and condensates (1,111,000 barrels) was up 77,000 barrels from 2004, or 7.4%, due to increases registered in: (i) Angola, due to full production of the Hungo and Chocalho fields within phase A of the development of the Kizomba area in Block 15 and the start-up of the Kissanje and Dikanza fields within phase B of the same project in Block 15 (Eni’s interest 20%) and the start-up of the Sanha-Bomboco field in area B of Block 0 (Eni’s interest 9.8%); (ii) Libya, due to full production at the onshore Wafa field and the start-up of the offshore

__________________

(2)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil). A similar scheme applies to buy-back contracts.

ENI PRELIMINARY RESULTS FOR 2005

Bahr Essalam field within the Western Libyan Gas Project (Eni’s interest 50%); (iii) Iran, due to full production at the South Pars field Phases 4-5 (Eni operator with a 60% interest) and production increases at the Dorood (Eni’s interest 45%) and Darquain fields (Eni operator with a 60% interest); (iv) Algeria, due to full production at the Rod and satellite fields (Eni operator with a 63.96% interest); (v) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to increased exports through the Caspian Pipeline Consortium’s pipeline linking to the Novorossiysk terminal on the Russian coast of the Black Sea; (vi) Italy, due to increased production in the Val d’Agri resulting from full production of the fourth treatment train of the oil center. These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the divestment of assets carried out in 2004.

Daily production of natural gas (626,000 boe) was up 36,000 boe from 2004, or 6.1%, reflecting primarily increases registered in Libya, due to full production at the Wafa field and start-up of the Bahr Essalam field (Eni’s interest 50%), Egypt, for the start-up of the Barboni field and the el Temsah 4 platform in the offshore of the Nile Delta, Kazakhstan and Pakistan. These increases were offset in part by the declines registered in particular in Italy due to declining mature fields, the effect of the divestment of assets effected in 2004 and of the hurricanes in the Gulf of Mexico.

Oil and gas production sold amounted to 614.9 million boe, up 37 million boe, or 6.4%. The 19.3 million boe difference over production was due essentially to own consumption of natural gas (16.2 million boe).

Eni’s proved reserves of hydrocarbons at December 31, 2005 totaled 6,837 million boe (oil and condensates 3,773 million barrels; natural gas 3,064 million boe) decreasing 381million boe from December 31, 2004, due mainly to the impact of higher realized oil prices (Brent price was 40.47 dollars/barrel at December 31, 2004 and 58.205 dollars/barrel at December 31, 2005) on PSAs and buy-back contracts (478 million boe). Excluding the price impact, the reserve replacement ratio was 115% (40% taking account of the price impact). The average reserve life index is 10.8 years (12.1 at December 31, 2004).

The following table describes the evolution of proved reserves in 2004.

(million boe)
Net proved reserves at 31 December 2004		7,218
Revisions, extensions and discoveries and improved recovery	625
Production for the year	(634)	(9)
		7,209
Purchase of proved property		106
Price impact in PSAs and buy-back contracts		(478)
Net proved reserves at 31 December 2005		6,837

Net of the price effect on PSAs and buy-back contracts, proved reserves booked in 2005 (147 million boe) derived from: (i) extensions and discoveries (156 million boe) in particular in Nigeria, Norway, Kazakhstan and Algeria; (ii) improved recovery (89 million boe) in particular in Algeria, Angola and Kazakhstan. These increase were offset in part by adverse revisions of previous estimates (down 98 million boe) in particular in Kazakhstan, Angola and Libya. Positive revisions were registered in Algeria, Norway and Congo. Net of the price effect, portfolio transactions concerned the purchase of 106 million boe of proved reserves in Kazakhstan, Australia, Italy and Angola.

At December 31, 2005 proved developed reserves amounted to 4,306 million boe, or 63% of total proved reserves (60% as of December 31, 2004).

ENI PRELIMINARY RESULTS FOR 2005

Fourth quarter

Operating profit for the fourth quarter of 2005 was euro 3,559 million, up euro 1,306 million from the fourth quarter of 2004, or 58%, reflecting primarily: (i) higher oil and gas realizations in dollars (oil up 35.3%, natural gas up 10.1%); (ii) increased volumes sold (up 8.5 million boe, or 5.6%); (iii) the effect of the appreciation of the euro over the dollar (approximately euro 280 million, partly related to currency translation effects); (iv) lower asset impairment (euro 157 million). These positive factors were offset in part by: (i) higher operating costs and higher amortization and depreciation charges also in relation to the price effect of PSAs and buy-back contracts; (ii) higher exploration costs and higher insurance charges.

In the fourth quarter of 2005 daily oil and natural gas production was 1,806,000 boe, up 102,000 boe from the fourth quarter of 2004, due mainly to the start-up of the offshore section of the Western Libyan Gas project (Eni’s interest 50%) and of phase B of the Kizomba development project in the offshore of Angola (Eni’s interest 20%). These increases were partly offset by: (i) lower production entitlements (down 26,000 boe/day) in PSAs and buy-back contracts related to higher oil prices; (ii) declines in mature fields mainly in Italy (natural gas); (iii) the consequences of hurricanes in the Gulf of Mexico (down 29,000 boe/day). The production increase was 7.5% without taking into account the price effect on PSAs and buy-back contracts.

Daily production of oil and condensates (1,132,000 barrels) was up 42,000 barrels from the fourth quarter of 2004, or 3.9%, due to the start-up of phase B of the Kizomba development project in Angola, of Bahr Essalam in Libya, Bonga (Eni’s interest 12.5%) in Nigeria and Kristin (Eni’s interest 8.25%) and Svale/Staer (Eni’s interest 11.5%) in Norway, along with increases registered in particular in Iran and Algeria. These increases were partly offset by (i) declines in the North Sea reflecting the decline of mature fields; (ii) reduced operations after the hurricanes in the Gulf of Mexico.

Daily production of natural gas (674,000 boe) was up 60,000 boe from the fourth quarter of 2004, or 9.8%, reflecting primarily increases registered in Libya, Egypt, the United Kingdom and Kazakhstan, offset in part by declines registered mainly in Italy and the impact of hurricanes on production in the Gulf of Mexico.

ENI PRELIMINARY RESULTS FOR 2005

Gas & Power

(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

878	641	(237)	(27.0)	Operating profit	3,428	3,321	(107)	(3.1)
4	(32)	(36)	..	Exclusion of profit in stock	(12)	(127)	(115)	..
882	609	(273)	(31.0)	Replacement cost operating profit	3,416	3,194	(222)	(6.5)
26	279	253		Exclusion of special items	32	337	305
908	890	(18)	(2.0)	Adjusted operating profit	3,448	3,531	83	2.4

2005

Replacement cost operating profit in 2005 was euro 3,194 million, down euro 222 million from 2004, or 6.5%, reflecting primarily: (i) a provision to the risk reserve concerning the fine imposed on February 15, 2006 by the Antitrust Authority3 (euro 290 million) and the estimated impact of the application of Decision No. 248/20044 of the Authority for Electricity and Gas from January 1, 2005 affecting natural gas prices to residential customer and wholesalers (euro 225 million); (ii) weaker realized margins on natural gas sales related to competitive pressure offset in part by the different trends in the energy parameters to which natural gas sale and purchase prices are contractually indexed; (iii) higher provisions to the reserve for contingencies (euro 46 million). These negative factors were offset in part by: (i) increased natural gas volumes sold (up 6.13 billion cubic meters including own consumption, or 8%) and distributed; (ii) higher results in natural gas transport activities outside Italy.

Operating profit of power generation activities was euro 138 million, up euro 77 million, or 126%, reflecting primarily an increase in electricity production sold (8.92 terawatthour, up 64.4%) whose effects were offset in part by a decline in sale margins related to the different trend in prices of reference energy parameters for the determination of selling prices and the cost of fuels.

__________________

(3)	On February 15, 2006 the Italian Antitrust Authority fined Eni for euro 290 million stating that Eni’s behavior represented an abuse of dominant position, as per article 82 of the European Treaty. The events that led to this inquiry concern the behavior of Eni’s 100% subsidiary Trans Tunisian Pipeline Co Ltd (TTPC), that in November 2003 considered as expired the ship-or-pay contracts entered on March 31, 2003 with four shippers that obtained transport capacity on the TTPC pipeline due to the failed realization of three out of five suspensive clauses to which the force of the contract was subject. TTPC therefore decided that it was not necessary to upgrade its pipeline that would have made 6.5 billion cubic meters/year of additional capacity available from 2007. Eni intends to file a recourse against this decision with the Regional Administrative Court of Lazio.
(4)	With this decision the Authority decided the revision of the parameters for the upgrading of the raw material component in price formulas for end users and introduced a safeguard clause that dampens the changes in energy prices that are considered “abnormal” (Brent price higher than 35 dollars/barrel or lower than 20 dollars/barrel), assuming that this is a practice in import markets to Italy (the details of this decision are included in Eni’s First Half Report).
This decision also states that the Authority may review these clauses in the light of import contracts. Eni provided the Authority with details on its import contracts following 2005 that may lead the Authority to reconsider its decision, as Eni is one of the largest importers to Italy.
In May 2005 the Regional Administrative Court of Lombardia, based on claims of Eni and other operators, annulled Decision No. 248/2004. In October 2005 the Council of State suspended the Court’s decision upon recourse of the Authority. The final decision by the Council of State is pending.

ENI PRELIMINARY RESULTS FOR 2005

Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

				Sales of natural gas (billion cubic meters)
13.66	15.67	2.01	14.7	Italy	50.08	52.47	2.39	4.8
3.29	4.00	0.71	21.6	Wholesalers (distribution companies)	13.87	12.05	(1.82)	(13.1)
0.54	0.56	0.02	3.7	Gas release	0.54	1.95	1.41	261.1
9.83	11.11	1.28	13.0	End customers	35.67	38.47	2.80	7.8
3.36	3.73	0.37	11.0	Industrial users	12.39	13.07	0.68	5.5
4.18	4.70	0.52	12.4	Thermoelectric users	15.92	17.60	1.68	10.6
2.29	2.68	0.39	17.0	Residential and commercial	7.36	7.80	0.44	6.0
6.27	7.04	0.77	12.3	Rest of Europe	21.54	23.44	1.90	8.8
0.25	0.22	(0.03)	(12.0)	Outside Europe	1.17	1.17	..	..
20.18	22.93	2.75	13.6	Total sales to third parties	72.79	77.08	4.29	5.9
1.05	1.47	0.42	40.0	Own consumption	3.70	5.54	1.84	49.7
21.23	24.40	3.17	14.9	Sales to third parties and volumes consumed by Eni	76.49	82.62	6.13	8.0
2.15	2.59	0.44	20.5	Natural gas sales of affiliates (net to Eni)	7.32	8.53	1.21	16.5
1.95	2.46	0.51	26.2	Europe	6.60	7.85	1.25	18.9
0.20	0.13	(0.07)	(35.0)	Outside Europe	0.72	0.68	(0.04)	(5.6)
23.38	26.99	3.61	15.4	Total sales of natural gas (billion cubic meters)	83.81	91.15	7.34	8.8

21.02	22.05	1.03	4.9	Transport of natural gas in Italy (billion cubic meters)	80.41	85.10	4.69	5.8
13.55	14.75	1.20	8.9	Eni	52.15	54.88	2.73	5.2
7.47	7.30	(0.17)	(2.3)	Third parties	28.26	30.22	1.96	6.9

4.21	6.07	1.86	44.2	Electricity production sold (terawatthour)	13.85	22.77	8.92	64.4

In 2005 natural gas sales (91.15 billion cubic meters, including own consumption and Eni’s share of sales of affiliates5) were up 7.34 billion cubic meters from 2004, or 8.8%. This increase concerned all areas, in particular markets in the rest of Europe (up 3.15 billion cubic meters, including sales of affiliates, or 11.2%), the Italian market (up 2.39 billion cubic meters, or 4.8%) and natural gas supplies for power generation at EniPower’s power stations (up 1.84 billion cubic meters, or 49.7%).

In a more and more competitive market, natural gas sales in Italy (52.47 billion cubic meters) were up 2.39 billion cubic meters from 2004, or 4.8%, reflecting primarily an increase in sales to the thermoelectric (up 1.68 billion cubic meters or 10.6%), industrial (up 0.68 billion cubic meters or 5.5%) and residential and commercial (up 0.44 billion cubic meters or 6%) segments, offset in part by lower sales to wholesalers (down 1.82 billion cubic meters, or 13.1%). These changes were also related to the fact that part of supplies (1.95 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release6).

Natural gas sales in the rest of Europe (23.44 billion cubic meters) were up 1.9 billion cubic meters, or 8.8%, due to increases registered in: (i) supplies to the Turkish market via the Blue Stream gasline (0.86 billion cubic meters); (ii) sales under long-term supply contracts with importers to Italy (0.57 billion cubic meters), also due to reaching of full supplies from Libyan fields; (iii) France, related to the increase in supplies to industrial customers and to Gaz de France (0.5 billion cubic meters); (iv) Germany, related in particular to increased supplies (0.3 billion cubic meters) to Eni’s affiliate GVS (Eni’s interest 50%) and the start-up of supplies to Wingas.

Own consumption7 was 5.54 billion cubic meters, up 1.84 billion cubic meters from 2004, or 49.7%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.

__________________

(5)	At present the only relevant company is Nigeria LNG Ltd (Eni’s interest 10.4%).
(6)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(7)	In accordance with article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

ENI PRELIMINARY RESULTS FOR 2005

Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, were 8.53 billion cubic meters and related to: (i) GVS (Eni’s interest 50%) with 3.29 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 1.56 billion cubic meters; (iii) Unión Fenosa Gas (Eni’s interest 50%) with 1.52 billion cubic meters; (iv) volumes of natural gas (1.45 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria sold to US and European markets. As compared to 2004 sales increased 1.21 billion cubic meters, up 16.5%, in particular due to Unión Fenosa Gas.

Eni transported 30.22 billion cubic meters of natural gas on behalf of third parties, up 1.96 billion cubic meters from 2004, or 6.9%.

In 2005 electricity production sold was 22.77 terawatthour, up 8.92 terawatthour from 2004, or 64.4%, due to the entry into service of two power units at Mantova (up 3.85 terawatthour) and the first power unit at Brindisi (up 1.88 terawatthour) as well as the full commercial operation of the Ravenna (up 1.57 terawatthour) and Ferrera Erbognone (up 1.08 terawatthour) plants.

Fourth quarter

Replacement cost operating profit in the fourth quarter of 2005 was euro 609 million, down euro 273 million from the fourth quarter of 2004, or 31%, reflecting primarily: (i) a provision to the risk reserve for the fine imposed by the Antitrust Authority (euro 290 million) and the estimated impact of the application from January 1, 2005 of Decision No. 248/2004 of the Authority for Electricity and Gas affecting natural gas prices to residential customers and wholesalers (euro 111 million); (ii) weaker realized margins on natural gas sales due selling prices to competitive pressure, whose effects were offset in part by the different trend of energy parameters to which natural gas sale and purchase prices are contractually indexed; (iii) lower transport tariffs due to the impact of the new tariff regime defined in Decision No. 166/2005 of the Authority for Electricity and Gas. These negative factors were offset in part by: (i) increased natural gas volumes sold (up 3.17 billion cubic meters, including own consumption, or 14.9%) and distributed; (ii) higher volumes of electricity sold (up 1.86 terawatthour, or 44.2%).

Natural gas sales (26.99 billion cubic meters, including own consumption and Eni’s share of sales of affiliates) were up 3.61 billion cubic meters from the fourth quarter of 2004, or 15.4%, due to higher sales in Italy (2.01 billion cubic meters, up 14.7%), higher own consumption of natural gas for power generation at EniPower’s power stations (0.42 billion cubic meters, up 40%) and higher sales in the rest of Europe (1.28 billion cubic meters, up 15.6%).

The increase in sales in Italy reflects higher demand for natural gas from all segments also related to weather conditions, in particular to wholesalers (up 0.71 billion cubic meters, or 21.6%), the thermoelectric (up 0.52 billion cubic meters or 12.4%), residential and commercial (up 0.39 billion cubic meters or 17%) and industrial segments (up 0.37 billion cubic meters or 11%). The changes in sales to industries and wholesalers are also related to the fact that part of supplies (0.56 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release).

The increase in sales in the rest of Europe (up 1.28 billion cubic meters including Eni’s share of affiliates) concerned in particular Spain, Turkey and France and sales to importers into Italy.

Electricity production sold increased by 44.2% due to the continuing ramp-up of new production capacity.

ENI PRELIMINARY RESULTS FOR 2005

Refining & Marketing

(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

337	329	(8)	(2.4)	Operating profit	1,080	1,857	777	72.3
(22)	(177)	(155)		Exclusion of profit in stock	(393)	(1,064)	(671)
315	152	(163)	(51.7)	Replacement cost operating profit	687	793	106	15.4
63	227	164		Exclusion of special items	236	415	179
378	379	1	0.3	Adjusted operating profit at replacement cost	923	1,214	291	31.5

2005

Replacement cost operating profit in 2005 was euro 793 million, up euro 106 million from 2004, or 15.4%, reflecting primarily: (i) higher refining margins (the margin on Brent was up 1.43 dollars/barrel, or 32.9%), higher processing on own refineries and an improvement in the mix of refined products obtained, whose effect was offset in part by the impact of the standstill of the Gela refinery in the first half of 2005; (ii) higher operating profit in distribution activities in Italy; (iii) an increase in operating results of refining and marketing activities in the rest of Europe related to a positive scenario and to increased volumes sold on retail markets. These positive factors were offset in part by the negative change in special items (euro 185 million) related in particular to higher environmental provisions and higher insurance costs and the effect of the sale of Agip do Brasil (euro 28 million) effected in August 2004.

(million tonnes)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

13.43	13.66	0.23	1.7	Sales	53.54	51.63	(1.91)	(3.6)
2.77	2.20	(0.57)	(20.6)	Retail sales Italy	10.93	10.05	(0.88)	(8.1)
0.88	0.91	0.03	3.4	Retail sales rest of Europe	3.47	3.67	0.20	5.8
				Retail sales Brazil	0.57		..	..
2.91	2.83	(0.08)	(2.7)	Wholesale sales Italy	10.70	10.48	(0.22)	(2.1)
1.16	1.20	0.04	3.4	Wholesale sales outside Italy	5.30	4.50	(0.80)	(15.1)
5.71	6.52	0.81	14.2	Other sales	22.57	22.93	0.36	1.6

In 2005 refining throughputs on own account in Italy and outside Italy were 38.76 million tonnes, up 1.09 million tonnes from 2004, or 2.9%, due to higher processing at Eni’s wholly-owned refineries of Taranto, Livorno and Sannazzaro resulting also from fewer maintenance standstills. These increases were offset in part by the impact of the maintenance standstill of the Porto Marghera refinery and lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004. Processing on third parties refineries increased, especially at Milazzo (Eni’s interest 50%). Total throughputs on wholly owned refineries (27.34 million tonnes) increased 0.59 million tonnes from 1994, up 2.2% with full capacity utilization.

In 2005 sales of refined products (51.63 million tonnes) were down 1.91 million tonnes from 2004, or 3.6%, mainly due to the divestment of activities in Brazil in August 2004 (down 1.51 million tonnes), lower sales to oil companies and traders outside Italy (down 305,000 tonnes), declining wholesale sales in Italy (220,000 tonnes) and lower sales on the Agip branded network (130,000 tonnes) related to lower domestic consumption. These declines were offset in part by higher retail and wholesale sales in the rest of Europe (375,000 tonnes) due to Eni’s expansion strategy. The impact of the divestment of 100% of Italiana Petroli (IP) effective from September 1, 2005, on retail sales volumes (down 750,000 tonnes) was partly offset by higher sales volumes to the divested company (up 650,000 tonnes) as Eni continues to supply fuels under a five-year contract signed concurrently with the divestment.

Sales of refined products on retail markets in Italy (10.05 million tonnes) were down 0.88 million tonnes from 2004, or 8.1%, reflecting primarily the divestment of IP. Sales on the Agip branded network (8.76 million tonnes)

ENI PRELIMINARY RESULTS FOR 2005

were down 130,000 tonnes due mainly to a decline in domestic consumption (down 1.5%) in particular of gasoline and LPG, whose effects were offset in part by a more efficient network. Market share of the Agip network was up 0.2 percentage points from 29.5 to 29.7%. Average throughput of the Agip network was substantially unchanged at 2,509,000 liters (down 0.7%).

At December 31, 2005, Eni’s retail distribution network in Italy consisted of 4,349 Agip branded service stations, 2,895 less than at December 31, 2004 (7,244 service stations), due to the divestment of IP (2,888 service stations) and sales/closures (22 service stations), offset in part by the positive balance (5 units) of acquisitions/releases of lease concessions and the opening of 12 new service stations.

Sales of refined products on retail markets in the rest of Europe were 3.67 million tonnes, up 0.20 million tonnes from 2004, or 5.8%, in particular in Germany, Spain and the Czech Republic, due to the purchase/construction of service stations and higher efficiency, whose effects were offset in part by a decline in the demand for fuels. At December 31, 2005, Eni’s retail distribution network in the rest of Europe consisted of 1,937 service stations, 41 more than at December 31, 2004, due in particular to acquisition of lease concessions in Spain, France and Germany. Average throughput (2,425,000 liters) was up 1.3%.

Sales on wholesale markets in Italy were 10.48 million tonnes, down 0.22 million tonnes from 2004, or 2.1%, reflecting mainly lower sales of fuel oil to the thermoelectric segment, due to the progressive substitution of fuel oil with natural gas in power plants.

Sales on wholesale markets outside Italy (4.50 million tonnes) declined by 0.80 million tonnes, or 15.1%, due mainly to lower LPG sales resulting from the divestment of activities in Brazil, offset in part by higher sales in the rest of Europe, in particular in Central-Eastern Europe, while they declined in Germany and Spain.

Other sales (22.93 million tonnes) increased by 0.36 million tonnes, or 1.6%, due mainly to higher sales in Italy related to supplies to IP (up 650,000 tonnes) offset in part by lower sales to oil companies and traders outside Italy (down 305,000 tonnes).

Fourth quarter

Replacement cost operating profit in the fourth quarter of 2005 was euro 152 million, down euro 163 million from the fourth quarter of 2004, or 51.7%, reflecting primarily a negative change in special items (euro 164 million) related in particular to higher environmental provisions and higher insurance costs. Without taking into account this charge, replacement cost operating profit was substantially stable from the fourth quarter of 2004. Other factors influencing this change were: (i) lower refining margins (the margin on Brent was down 0.70 dollars/barrel, or 12%) offset in part by the effect of higher throughputs on own account and the effect of the appreciation of the dollar over the euro; (ii) higher margins on oxygenates sales and higher marketing margins on Italian network offset in by lower operating results of wholesale activities and higher royalties on highway service stations.

Special items for the quarter (euro 227 million) concerned essentially a provision to the environmental risk reserve and for insurance costs. In the fourth quarter of 2004 special items (euro 63 million) concerned previsions to the environmental risk reserve and asset impairment.

In the fourth quarter of 2005 refining throughputs on own account in Italy and outside Italy were 10.22 million tonnes, up 0.42 million tonnes from the fourth quarter of 2004, or 4.3%, due to increased processing on wholly owned refineries and on third parties refineries.

In the fourth quarter of 2005 sales of refined products (13.66 million tonnes) were up 0.23 million tonnes from 2004, or 1.7%, mainly due to increased retail and wholesale sales in the rest of Europe (70,000 tonnes) and sales to oil companies and traders outside Italy (390,000 tonnes, offset in part by lower sales on wholesale markets in Italy (80,000 tonnes) and lower retail sales in Italy (60,000 tonnes). The impact of the divestment of IP on retail sales volumes (down 500,000 tonnes) was offset in part by 483,000 tonnes in higher sales to the same company. Eni continues to supply fuels under a five-year contract signed concurrently with the divestment.

Sales of refined products on the Agip branded network in Italy (2.20 million tonnes) were down 60,000 tonnes, or 2.7%, due to a decrease in domestic consumption, whose effects were offset in part by higher efficiency.

Sales of refined products in the rest of Europe were up 31,000 tonnes, or 3.4% due mainly to the increase in the number of service stations in particular in Germany and Spain.

ENI PRELIMINARY RESULTS FOR 2005

Petrochemicals

(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

164	37	(127)	(77.4)	Operating profit	320	202	(118)	(36.9)
(23)		23		Exclusion of profit in stock	(43)	(19)	24
141	37	(104)	(73.8)	Replacement cost operating profit	277	183	(94)	(33.9)
(5)	37	42	..	Exclusion of special items	(14)	78	92	..
136	74	(62)	(45.6)	Adjusted operating profit	263	261	(2)	(0.8)

2005

Replacement cost operating profit for 2005 was euro 183 million, down euro 94 million from 2004, or 33.9%, reflecting primarily: (i) the recording of higher special charges (euro 92 million) pertaining to restructuring charges for the shutdown of the Champagnier plant and provisions for litigation and higher insurance costs; (ii) a decline in product margins, in particular of the cracker and polyethylene margin, related to the increase in the cost of oil-based feedstocks not entirely reflected in selling prices. These negative factors were offset in part by higher volumes sold (up 3.6%) and an improved industrial performance.

(thousand tonnes)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,242	1,289	47	3.8	Sales	5,187	5,376	189	3.6
668	746	78	11.7	Basic petrochemicals	2,766	3,022	256	9.3
244	229	(15)	(6.1)	Styrenes and elastomers	1,038	1,003	(35)	(3.4)
330	314	(16)	(4.8)	Polyethylenes	1,383	1,351	(32)	(2.3)

Sales of petrochemical products (5,376,000 tonnes) were up 189,000 tonnes, or 3.6% from 2004, reflecting primarily higher sales of intermediates (up 13%), olefins (up 8.8%) and aromatics (up 6%) related to positive demand, higher product availability and the fact that intermediate sales, in particular acetone and phenol, declined in the first quarter of 2004 following a standstill due to an accident occurred at the Porto Torres dock. These increases were offset in part by a decline in: (i) elastomers (down 4.5%) related mainly to the standstill of the polychloroprene rubber plant in Champagnier, France; (ii) styrene (down 6.3%) related to standstills and shutdowns; (iii) polyethylenes (down 2.3%) due to weak demand for LDPE and LLDPE.

Production (7,282,000 tonnes) was up 164,000 tonnes from 2004, or 2.3%, due to an increase in basic petrochemicals (up 5%), offset in part by declines in styrenes and elastomers (down 5.2%) due mainly to plant shutdowns and standstills. Nominal production capacity declined 1.8% from 2004 due mainly to revisions of the nominal capacity of the Gela cracker and the shutdown of the DMC and ABS plants in Ravenna. The average plant utilization rate calculated on nominal capacity was up 3 percentage points from 75.2 to 78.4 due mainly to fewer maintenance standstills.

ENI PRELIMINARY RESULTS FOR 2005

Fourth quarter

In the fourth quarter of 2005 this segment reported replacement cost operating profit of euro 37 million, down euro 104 million from the fourth quarter of 2004, or 73.9%, reflecting primarily: (i) a decline in product margins, in particular of the cracker margin, related to the increase in the cost of oil-based feedstocks not entirely reflected in selling prices; (ii) the recording of higher special charges (euro 42 million) pertaining to restructuring charges and higher insurance costs. These negative factors were offset in part by increased volumes sold (up 3.8%).

Sales of petrochemical products (1,289,000 tonnes) were up 47,000 tonnes, or 3.8%, from the fourth quarter of 2004, due mainly to higher sales of basic petrochemicals (up 11.7%) related to a positive trend in demand, offset in part by declines in: (i) polyethylenes (down 4.8%), due to lower sales of LDPE and LLDPE related to a weak demand and competition from imported products; (ii) styrenes and elastomers (down 6.1%) due in particular to standstill sand shutdowns and lower product availability due to technical accidents caused by a black out at the Mantova site.

Production (1,879,000 tonnes) increased by 231,000 tonnes, up 14% in particular in basic petrochemicals.

ENI PRELIMINARY RESULTS FOR 2005

Reconciliation of reported operating profit by division and net profit to adjusted operating and net profit
Adjusted operating profit and net profit are before inventory holding gains or losses and special items. Information on adjusted operating profit and net profit is presented to help distinguish the underlying trends for the company’s core businesses and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. These financial measures are not GAAP measures under either IFRS or U.S. GAAP; they are used by management in evaluating Group and Divisions performance.
Replacement cost net profit and operating profit reflect the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the inventory holding gain or loss, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.
Certain infrequent or unusual incomes or charges are recognized as special items because of their significance. Special items include also certain amounts not reflecting the ordinary course of business, such as environmental provisions or restructuring charges, and asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
For a reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see tables below.

(million euro)

Fourth quarter 2005	Year 2005
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit

					Operating profit
3,559		3,559	18	3,577	E&P	12,574		12,574	309	12,883
641	(32)	609	281	890	G&P	3,321	(127)	3,194	337	3,531
329	(177)	152	227	379	R&M	1,857	(1,064)	793	421	1,214
37		37	37	74	Petrochemicals	202	(19)	183	78	261
138		138	6	144	Oilfield Services Construction and Engineering	310		310	6	316
(288)		(288)	210	(78)	Other activities	(902)		(902)	646	(256)
(48)		(48)	(35)	(83)	Corporate and financial companies	(391)		(391)	144	(247)
31		31		31	Unrealized profit in inventory	(141)		(141)		(141)
4,399	(209)	4,190	744	4,934		16,830	(1,210)	15,620	1,941	17,561
2,105	(131)	1,974	422	2,396	Net profit	8,788	(759)	8,029	1,222	9,251

Fourth quarter 2004	Year 2004
Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit	Operating and net profit	Exclusion of inventory holding (gains) losses	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit

					Operating profit
2,253		2,253	113	2,366	E&P	8,185		8,185	17	8,202
878	4	882	26	908	G&P	3,428	(12)	3,416	32	3,448
337	(22)	315	63	378	R&M	1,080	(39)	687	236	923
164	(23)	141	(5)	136	Petrochemicals	320	(4)	277	(14)	263
42		42	11	53	Oilfield Services and Engineering	203		203	12	215
(84)		(84)	35	(49)	Other activities	(395)		(395)	172	(223)
(73)		(73)	67	(6)	Corporate and financial companies	(363)		(363)	176	(187)
34		34		34	Unrealized profit in inventory	(59)		(59)		(59)
3,551	(41)	3,510	310	3,820		12,399	(448)	11,951	631	12,582
2,109	(26)	2,083	99	2,182	Net profit	7,059	(281)	6,778	(133)	6,645

ENI PRELIMINARY RESULTS FOR 2005

Analysis of special items

(million euro)

Fourth quarter	Year
2004	2005	2004	2005

37	314	Environmental provisions	303	835
161	69	Provision to the risk reserve	234	379
154	27	Mineral and other asset impairments	336	363
	290	Antitrust fine	5	290
34	44	Provision for redundancy incentives	65	79
(29)		Net gains on E&P portfolio rationalisation	(320)
(47)		Other	8	(5)
310	744	Special items of operating profit	631	1,941
7	(4)	Expense (income) from investments	(390)	(137)
		- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
		- Gain on the sale of Agip do Brasil SA	(94)
	(4)	- Gain on the sale of IP		(139)
	(1)	Other		27
317	739	Non-recurring items before taxes	241	1,831
(218)	(317)	Taxes on special items	(374)	(609)
99	422	Total special items	(133)	1,222

Adjusted operating profit and net profit

(million euro)
Fourth quarter
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

2,366	3,577	1,211	51.2	E&P	8,202	12,883	4,681	57.1
908	890	(18)	(2.0)	G&P	3,448	3,531	83	2.4
378	379	1	0.3	R&M	923	1,214	291	31.5
136	74	(62)	(45.6)	Petrochemicals	263	261	(2)	(0.8)
53	144	91	171.7	Oilfield Services Construction and Engineering	215	316	101	47.0
(49)	(78)	(29)	(59.2)	Other activities	(223)	(256)	(33)	(14.8)
(6)	(83)	(77)	..	Corporate and financial companies	(187)	(247)	(60)	(32.1)
34	31	(3)		Unrealised profit in inventory	(59)	(141)	(82)
3,820	4,934	1,114	29.2	Adjusted operating profit	12,582	17,561	4,979	39.6
2,182	2,396	214	9.8	Adjusted net profit	6,645	9,251	2,606	39.2

ENI PRELIMINARY RESULTS FOR 2005